UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 1-3-03

03016567

March 5, 2003

Douglas N. Curtault II
Jones, Walker, Waechter, Poitevent,
Carrère & Denègre L.L.P.
201 St. Charles Avenue
New Orleans, Louisiana 70170-5100

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

Re: Freeport-McMoRan Copper & Gold Inc.
Incoming letter dated January 3, 2003

Dear Mr. Curtault:

This is in response to your letters dated January 3, 2003 and March 3, 2003 concerning the shareholder proposal submitted to Freeport-McMoRan by the New York City Employees' Retirement System and the New York City Teachers' Retirement System. We also have received letters from the proponents dated February 27, 2003 and March 4, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William C. Thompson, Jr.
Comptroller
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

JONES WALKER

Douglas N. Curault II
Direct Dial 504-582-8412
Direct Fax 504-589-8412
dcurrault@joneswalker.com

RECEIVED
2003 JAN -6 PM 3:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 3, 2003

**VIA UPS**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc.
Request Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

Freeport-McMoRan Copper & Gold Inc. (the "Company") has received a stockholder proposal (the "Proposal") filed jointly on behalf of the New York City Employees' Retirement System and the New York City Teachers' Retirement System for inclusion in the Company's proxy statement and form of proxy (the "Proxy Materials") for the 2003 annual meeting of stockholders. The Proposal is attached as Exhibit 1.

On behalf of the Company and pursuant to Rule 14a-8(i)(10), we give notice of the Company's intention to omit the Proposal from the Proxy Materials because the Company has substantially implemented the Proposal through its Social, Employment & Human Rights Policy (the "Policy"), a copy of which is attached as Exhibit 2, and its annual Economic, Social and Environmental Report (the "Reports"); a copy of the most recent Report issued in March 2002 is attached as Exhibit 3. On the basis of the justification provided below, we respectfully request the confirmation of the Division of Corporation Finance that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal from its Proxy Materials.

**Substantial Implementation under Rule 14a-8(i)(10)**

The Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal through its Policy and Reports. The Commission's staff (the "Staff") has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco Inc.* (available March 28, 1991); Exchange Act Release No. 34-20091 (Aug. 16, 1983).

Where companies have implemented the essential objectives of the proposal or have had policies and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). See for example *The Talbots, Inc.* (available April 5, 2002), where the proposal requested implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization. The proposal was found to have been substantially implemented because the company had established and implemented Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers, regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program.

In *The Gap, Inc.* (available March 16, 2001), where the proposal asked the company's board to provide a report to shareholders on child labor practices of the company's suppliers, the Staff found that the proposal was excludable because the company (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders.

Similarly, in *Kmart Corp.* (available February 23, 2000), the shareholder proposal requested that the company's board report on its vendor standards and vendor compliance program. The Staff concluded that the proposal could be omitted from the company's proxy materials because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, monitoring program and reports to shareholders.

**The Company's Substantial Implementation**

In February 1999, the Company adopted a social and human rights policy. In March 1999, the Company issued its 1998 Report. In November 1999, to enhance human rights awareness throughout the organization, the Company appointed Judge Gabrielle Kirk McDonald as Special Counsel on Human Rights to the Company's Chairman. Judge McDonald has had a distinguished career as a civil rights lawyer, a federal judge, and President of the International Criminal Tribunal for the former Yugoslavia.

In March 2000, the Company issued its 1999 Report. In June 2000, the Company published a story about the Policy in its employee news magazine, which is published in English and Indonesian and is available to all employees. In December 2000, the Company publicly endorsed the joint U.S. State Department-British Foreign Office Voluntary Principles on Human Rights and Security. Several other major natural resources companies and various human rights organizations also endorsed the Voluntary Principles. Since the endorsement of the Voluntary Principles, the Company has participated in meetings with the U.S. State Department, the British Foreign and Commonwealth Department, and other organizations that have endorsed the Voluntary Principles.

In February 2001, the Company approved a revised Policy (renamed Social, Employment & Human Rights Policy) that set the Universal Declaration of Human Rights as the standard for all Company activities. The Company communicated the revised Policy to its employees, and included the Policy on the Company's intranet in English and Indonesian. A copy of the current Policy, which is also available on the Company's website (www.fcx.com), is attached as Exhibit 2. In March 2001, the Company issued its 2000 Report.

In March 2002, the Company issued its 2001 Report, a copy of which is attached as Exhibit 3 and is also available on the Company's website. The Company's home page also has a direct link to detailed descriptions of the Company's social programs.

The Proposal requests that the Company (1) amend its social and human rights policy in certain respects, (2) establish a system of monitoring compliance, (3) report credible accusations of human rights violations, and (4) issue a report to shareholders on the implementation of its social and human rights policy. As further described below, the Policy already addresses the subject matter of each requested amendment and already provides for monitoring compliance and reporting credible accusations of human rights violations. In addition, the Company annually issues a report on its social and human rights policy.

| Requests in the Proposal | Company Implementation |
|---|---|
| 1. Amend the Company's social and human rights policy to protect employees who report human rights violations. | The Policy states: "The company and its affiliates will . . . protect all employees who report suspected human rights violations." |
| 2. Amend the Company's social and human rights policy to establish internal reporting procedures that will ensure protection. | Under the Policy, the Human Rights Compliance Officer, present at each site, is responsible for receiving all reports of possible human rights violations, evaluating those reports and forwarding them to appropriate authorities. |
| 3. Amend the Company's social and human rights policy to inform all employees about the procedures on a regular basis. | The Policy is widely accessible and available to all employees as well as the public on Company's website. In addition, the Company annually circulates the Policy to all staff, security and community development employees in connection with its annual certification procedures. |
| 4. Establish a system of independent monitoring of the Company's compliance with its social and human rights policy. | Under the Policy, all staff, security and community development employees are annually required to fill out and submit a Human Rights Assurance Letter stating they understand the Policy and certifying that they have neither taken part in any activities that would violate human rights nor have they witnessed any such activities. The Corporate Human Rights Compliance Officer reports the |

| Requests in the Proposal | Company Implementation |
|---|---|
| | results of this certification procedure to the Public Policy Committee of the Company's Board of Directors. In addition, the Company has engaged an international expert in corporate responsibility and codes of conduct to annually audit the Company's compliance with the Policy. The Company expects the initial audit to be conducted by the end of 2003. |
| 5. Report credible accusations of human rights violations to the appropriate government authorities as well as to local and international human rights organizations. | The Policy states: "The company and its affiliates will . . . report any credible accusation of a human rights violation to the appropriate government authorities and other agencies." In accordance with the Policy, the Company has filed reports with the Indonesian Commission on Human Rights and the U.S. Embassy. |
| 6. By November 1, 2003, for the Board of Directors to report to shareholders on the implementation of its social and human rights policy, including information concerning human rights impacts of the Company's on-going security relationship with the Indonesian military. | The Company issues an annual Economic, Social and Environmental Report and will issue a similar report in 2003. |

In addition, the supporting statement to the Proposal provides that "significant commercial advantages can accrue to our company by the rigorous implementation of human rights policies based on the Universal Declaration of Human Rights." Notably, the Company's Policy provides the following:

> [The Company] is dedicated to ensure that its operations are conducted in a manner that respects the Universal Declaration of Human Rights and other applicable international standards of human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the area in which the company operates.

Further, the "Human Rights" section of the policy provides that the Company and its affiliates "will adhere to the principles of the Universal Declaration of Human Rights . . . ."

**Conclusion**

As demonstrated above, the objectives and requests in the Proposal have already been substantially implemented by the Company through its Policy and Reports. As a result, the

Company believes that it may properly omit the Proposal from its Proxy Materials in accordance with Rule 14a-8(i)(10).

---

In accordance with Rule 14a-8(j), we submit six copies of this letter, including all attachments, and an additional receipt copy. Please return the receipt copy in the enclosed, self-addressed envelope. A copy of this letter, including all attachments, is simultaneously being sent to the New York City Employees' Retirement System and the New York City Teachers' Retirement System.

If you have any questions regarding this matter, please call me at 504.582.8412.

Very truly yours,

Douglas N. Curault II

DNCII/dkm
Attachments

cc: Walter C. Thompson, Jr., custodian and a trustee of the New York City Employees' Retirement System and New York City Teachers' Retirement System
David B. Lowry, Vice President - Social and Development Programs, Freeport-McMoRan Copper & Gold Inc.

# Attachments to Letter to U. S. Securities and Exchange Commission Regarding Freeport-McMoRan Copper & Gold Inc. Request Pursuant to Rule 14a-8(i)(10)

(1)

**FREEPORT McMORAN CORPORATION COPPER & GOLD, INC.**
**Human Rights Policy**

WHEREAS, we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, human rights violations; and,

WHEREAS, Freeport McMoRan has extensive operations in West Papua in Indonesia ; and,

WHEREAS, there have been numerous reports of human rights abuses against the indigenous population by the Indonesian military in connection with security operations conducted on behalf of Freeport McMoRan; and,

WHEREAS, it has been reported that Freeport McMoRan has employed security personnel who have been responsible for human rights violations; and

WHEREAS, company personnel have been among the victims of violent attack;

THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors to of Freeport McMoran to amend its Social and Human Rights Policy to (1) protect employees who report human rights violations; (2) establish internal reporting procedures that will ensure this protection; and (3) inform all employees about these procedures on a regular basis. It is also requested that the company establish a system of independent monitoring of its compliance to its Social and Human Rights Policy, and that the company report credible accusations of human rights violations to the appropriate government authorities, as well as to local and international human rights organizations.

BE IT FURTHER RESOLVED that the shareholders request the Board of Directors to report to shareholders on the implementation of its Social and Human Rights Policy in its overseas operations no later than November 1, 2003. This report should include information concerning the human rights impacts of the company's on-going security relationship with the Indonesian military. The report should be prepared at reasonable cost, and contain no proprietary information.

## Supporting Statement

The New York City Employees Retirement System and the New York City Teachers Retirement System believe that significant commercial advantages can accrue to our company by the rigorous implementation of human rights policies based upon the Universal Declaration of Human Rights. These include: enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and a reduced risk of adverse publicity, divestment campaigns, and lawsuits. We therefore urge you to vote FOR this proposal.

(2)



# Social, Employment & Human Rights Policy

## General

Freeport-McMoRan Copper & Gold Inc. (FCX) believes that, as a responsible corporate citizen, it is the duty of the company and its operating affiliates to foster positive social and employment relationships in every area where they operate, and FCX is committed to continuous improvement of those relationships. FCX is dedicated to ensuring that its operations are conducted in a manner that respects the Universal Declaration of Human Rights and other applicable international standards of human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the areas in which the company operates. FCX will work to be a partner in the social and economic development of the people in and around areas of operations.

## Social Relationships and Development

To achieve these Policy objectives, FCX and its operating affiliates will:

- Build relationships with people in the host country and especially with people indigenous to areas of operations or exploration;

- Work continuously *to* understand the culture and social patterns of the people in the host country and especially the people indigenous to areas of operations or exploration. To accomplish this, the company and its affiliates will undertake social, cultural and medical studies;

- Consult with local populations about important operational issues that will impact their communities;

- Work with the host country government, the local people and responsible Non-Governmental Organizations to create and periodically update social integration and/or sustainable development plans for all operational sites. These plans shall address the issue of economic and social viability of each operating area after cessation of operations;

- Provide for periodic outside, independent audits of the social and human rights performance of the company.

## Social Principles: Employment

FCX and its operating affiliates will:

- Obey the laws and regulations of the host country with respect to employment including fair employment practices, employment opportunities and on-the-job health and safety.
- Employ as many citizens of the host country as possible and will, wherever possible, employ people who are indigenous to the operational or exploration site.
- Provide training to citizens of the host country and especially to those indigenous to an operational or exploration area to prepare them for employment in the operation.
- Promote employees on the basis of their willingness and ability to perform the job without discriminating on the basis of race, creed, gender or national origin. However, special efforts will be made to train and hire people indigenous to each operational or exploration area.

## Human Rights

FCX, its affiliates and employees are dedicated to the promotion of the rule of law and protection of human rights at all operational sites. The company and its affiliates will adhere to the principles of the Universal Declaration of Human Rights and other applicable international standards of human rights and all laws of the host country wherever the company operates. The company and its affiliates will:

- Educate employees about human rights;
- Notify all employees that the company requires them to treat employees and non-employees in and around areas of company operation with dignity and respect;
- Take appropriate action against any employee who violates the human rights of others;
- Report any credible accusation of a human rights violations to the appropriate government authorities and other agencies;
- Provide the company's full cooperation with any responsible human rights investigation and to support appropriate punishment for any proven violations;
- Protect all employees who report suspected human rights violations;
- Work proactively to create a constructive climate for promotion of human rights in all areas where it operates by implementing programs and policies aimed at building

positive relationships, and by setting a good example;

- Do all in its power to make certain its property and/or equipment is not used by any party in the violation of human rights.

**Human Rights Reporting**

Each operational site will have a Human Rights Compliance Officer and there will be a corporate Human Rights Compliance Officer. The Human Rights Compliance Officers will be responsible to receive all reports of possible human rights violations, to evaluate those reports and to forward them to appropriate government authorities and, where applicable, to non-governmental organizations. Each year staff employees, all security employees and all community development employees will be required to fill out and submit to the corporate Human Rights Compliance Officer a Human Rights Assurance Letter stating that they understand the company's Social and Human Rights Policy and that they have neither taken part in any activities that would violate human rights nor have they witnessed any such activities. The corporate Human Rights Compliance Officer will make a report to the Public Policy Committee of the FCX Board of Directors each year about human rights and compliance with the company's Social, Employment and Human Rights Policy.

[Human Rights Fast Facts]

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For questions or comments regarding the above article(s), please email FMS, Communications.

Note: Investor related inquiries will NOT be handled through email correspondence, please contact the Investor Relations Dept. at (504) 582-4490 or 1-800-535-7094 ext. 4490 for investor related questions.

Copyright © 1999-2000, Freeport-McMoRan Copper & Gold Inc. - All Rights Reserved.

3

# Working Toward Sustainable Development


PT. FREEPORT INDONESIA

## 2001 Economic, Social and Environmental Report

FREEPORT-McMoRan COPPER & GOLD INC.

The batik patterns displayed in this report include motifs from traditional shields and other wood carvings from Papua, Indonesia, the location of the mining operations of Freeport-McMoRan Copper & Gold Inc. Over 97 percent of our workforce is from Indonesia with 26 percent being Papuans.



This report and its cover are all printed on recycled paper.

# Working Toward Sustainable Development

## 2001 Economic, Social and Environmental Report

## Table of Contents



Arnold Awom, from the Papuan regency of Biak, is a four-year veteran Operator with PT-FI's Ore Flow Division.



An Amungme girl uses natural fibers to create a traditional "Noken" bag in the village of Banti.



**Photo Right:** A young Amungme girl helps to move her family's belongings into a new home built as part of the "Tiga Desa" recognition program in Banti.

# Working Toward Sustainable Development

**2001 Economic, Social and Environmental Report**

## INTRODUCTION

Due to our commitment at Freeport-McMoRan Copper & Gold Inc. (FCX) to work toward achieving sustainable development in our operations and programs, we document our progress annually in this report, "Working Toward Sustainable Development." Sustainable development balances economic, social and environmental issues in a way that meets the needs of the present without compromising the ability of future generations to meet their own needs.

As a mining company, our ability to achieve sustainable development derives in part from the value imparted to the global economy by the copper we produce, essential to world development and modern electronics. But the sustainability of our operations also derives from our ability to minimize and mitigate negative environmental impacts and to maximize positive economic and social development results, both now and for the future. This is a continuous effort to improve, carried out in partnership with the governments and the local communities where we operate. It is this continuous effort to stay on the path of sustainable development that is documented in this annual report.



**Photos**

**Top:** Erenus Natkime, son of a Freeport employee from the Amungme village of Banti, is a sixth grade student at the "YPJ" school in Tembagapura.

**Middle:** As an employee of Freeport's Amungme Agroforestry Project, Jutak Jamang is a valuable human resource providing the company with his expertise of local plant life.

**Bottom:** A young woman from Agimuga, a group of villages in the Lorentz National Park, prepares for a traditional dance ceremony as part of the PT-FI supported annual Amungme Cultural Festival.

# PT Freeport Indonesia

## I. ECONOMIC IMPACTS

PT Freeport Indonesia (PT-FI) impacts the economies of the province of Papua (formerly Irian Jaya) and the Republic of Indonesia through the payment of taxes, dividends and royalties; voluntary economic development programs, such as the Freeport Fund for Irian Jaya Development; infrastructure development; employment; and the purchase of local and national goods.

PT-FI has frequently been the largest annual taxpayer in the Republic of Indonesia. In addition, it pays royalties on all minerals removed from the ground. Since 1991, these direct benefits to Indonesia have totaled $1.8 billion. Taxes and royalties are paid to the central government in Jakarta and then spent or distributed according to government policy and priorities.

Since it began development activities more than thirty years ago, PT-FI has invested $5 billion for infrastructure both for the use of the company and for the public in southern Papua. Among other developments, this includes roads, an airport, heliports, an electrical distribution system and modern communications systems. To assist the local people in Papua, PT-FI has built hospitals, schools, places of worship, housing and community facilities; has instituted a comprehensive series of health and educational programs; and commenced training and small business development initiatives to be certain the Papuans benefit from the economic development taking place in the area. PT-FI has spent more than $180 million on these programs since 1990.

PT-FI is also one of the largest private employers in Indonesia and by far the largest in Papua. At the end of 2001, PT Freeport Indonesia directly employed 7,373 people and there were another 1,754 contract workers who were employed by companies that provide services locally and exclusively to PT-FI. Of this total of 9,127 employees, 2,383, or 26%, were Papuans.

Besides the $1.8 billion paid in direct benefits to the Government of Indonesia under PT Freeport Indonesia's new Contract of Work from 1992-2000, the company has provided another $7.3 billion in indirect benefits in the form of wages and benefits paid to workers, purchases of goods and services, social and charitable contributions and reinvestments in operations.

**Financial Benefits of PT Freeport Indonesia to Indonesia**



Domestic Reinvestments
$4,142 Million

Social & Charitable Contributions
$225 Million

Wages, Salaries & Benefits
$574 Million

Goods & Services Purchased
$2,327 Million

Dividends
$1,788 Million

**Total Direct and Indirect Benefits: $9.1 Billion**

Figure 1. The financial benefits to the people and Government of Indonesia in the illustration above are cumulative amounts for the years 1992-2001.

# PT Freeport Indonesia

## II. SOCIAL CHANGE AND DEVELOPMENT

### Social, Cultural and Human Rights Commitments

We are committed to building and maintaining positive relationships with the indigenous peoples living in the areas where we operate and to the continuous improvement of those relationships. Part of this commitment is to provide opportunities for social and economic development for the local people, including special efforts to train and hire people indigenous to each operational area. Another part is to learn more about the local people, their histories and their changing circumstances in order to achieve a greater understanding necessary for building constructive relationships. Perhaps most important is our commitment to treat the local people with respect and to consult them on important operational issues that impact their communities.

We have taken a clear position promoting basic human rights and have communicated that position to our employees through our Social, Employment and Human Rights Policy adopted by the Board of Directors. Through this policy, we dedicate ourselves to conducting our operations in a manner that respects the Universal Declaration of Human Rights and other applicable international standards of human rights.

PT-FI understands the need of the unique peoples of Papua to preserve their cultures in the face of modernization and is committed to helping them do so. For this reason, the company has long supported the Asmat Art and Culture Festival, sponsors the annual Kamoro Art and Cultural Festival and is helping start a new annual Amungme Cultural Festival. PT-FI has also sponsored social, cultural, language and economic studies of the Amungme and Kamoro tribes, traditional inhabitants of the land where the company operates, and this work has resulted in improved communication and understanding as well as better education and training programs.

**BY THE NUMBERS**
**SOCIAL DEVELOPMENT**



**$180,000,000** Amount spent on social development projects by PT-FI since 1990.

**4,139** Number of houses built for Papuans by PT-FI since 1990.

**150** Total number in kilometers of new roads built by PT-FI.

**22** Number of bridges constructed by PT-FI.

# Preserving Traditions: The Amungme and Kamoro



By Kal Muller

Freeport places a high value on preserving the unique Papuan cultures of the region. The company promotes the various traditions of the Kamoro and Amungme groups while working to broaden their access to education and job opportunities. For the past five years, Freeport has sponsored an annual festival celebrating the Kamoro people, their world-class woodcarving talents, dancing and canoe-racing skills, among others. This festival, along with its sister event celebrating the Amungme people, has evolved into a greatly anticipated, social and cultural highlight of the year.

The Amungme festival takes place in the heart of Lorentz National Park, with dancing, hunting, polyphonic singing, pig roasts and archery contests. Prizes are awarded for handcrafts fashioned from vegetal fiber, and for the construction of intricately bound arrows. (continued on page 5)



**Photos**
**Upper left:** A young archer tests his skills at the Amungme Cultural Festival in Agimuga.
**Right:** Kamoro villagers in a triumphant arrival at the Kamoro Art and Culture Festival.

# PT Freeport Indonesia

The Amungme of Aramsolki village built a traditional house, without the use of a single nail, which will be used to receive foreign visitors or dignitaries. This is the first house of its kind built in many years and its construction has enabled community elders to instruct a new generation in traditional construction techniques, while taking enormous pride in their accomplishments.

Although a book on the ethnography of the Kamoro was published in Dutch in the mid-1950s, there were no recent works readily available on this coastal group. Freeport sponsored the writing, photography and publication of a comprehensive book on the Kamoro, published in English as well as Bahasa Indonesian. This book, *The Kamoro, Between the Tides in Irian Jaya*, presents an overview of the group, highlighting its vibrant contributions to Indonesian culture and society. The book was launched in Jakarta in December 2001 amidst several days of events celebrating Kamoro culture and traditional arts. In one event, Jakarta school children were awarded prizes for essays and drawings illustrating Kamoro culture.

A similar book is now being produced about the Amungme, the mountain group living in the highlands of Papua near Freeport's work area. Several elders, recognized for their knowledge of the ancient traditions, are participating in its production. Just the knowledge that such a book is underway has already become a source of pride to the community.

The yearly Kamoro Kakuru Festival is the cultural highlight of Mimika. While visitors are welcome, it is not a tourist event, performed for the amusement of outsiders, but a reaffirmation of Kamoro culture, which is undergoing something of a renaissance. Freeport underwrites many of the festival's costs, including transportation to the site at Pigapu Village, and food for participants of the five-day event. The company also provides award money for prize-winning carvings, and organizes an auction of wood sculptures and carvings.

The auction has encouraged Kamoro carvers to reach for the high standards of their ancestors, many of whom produced pieces collected by European explorers and now on display in Dutch and British museums. High bids during the auction, up to some $1,000 for a single piece, are tangible demonstrations to the Kamoro of how greatly others value their finest sculptures. Freeport's sponsorship of the festival and prizes has also regenerated interest in canoe carving and vegetal-fiber masks, both once-endangered Kamoro arts. Since Freeport established a special prize category, canoe carving is making a comeback. Masks had not been used ritually for at least two generations when one was commissioned for the Kamoro book, and later given its own award category at the Festival.

Initiatives like these demonstrate to young people the strength and vitality of their own cultures. I am honored to work for a company that places such a high value on preserving and understanding these cultures.



Manuel Kaisiepo - Minister for Eastern Indonesia Development, Dr. Dorteus Asmuruf - Papua Province Secretary, and PT Freeport Indonesia President-Director Adrianto Machribie sound traditional Papuan drums to open "Kamoro Week," a week-long celebration of Kamoro Arts and Culture, in Jakarta.

# PT Freeport Indonesia

## Milestone Agreements With The Amungme and Kamoro

In the spirit of the commitments made in the company's formal policies, PT Freeport Indonesia continued mutually beneficial dialogue during 2001 with leaders of the Amungme and Kamoro peoples, traditional inhabitants of the area where the company now operates. As reported previously, a formal agreement called a Memorandum of Understanding (MOU) was signed by PT-FI and the local community organizations representing the Amungme and Kamoro peoples in 2000. That agreement was the result of five years of negotiation and focused on socioeconomic resources, human rights, land rights and environmental rights. The MOU details the aspirations of PT-FI and the traditional residents of the company's operations area to seek harmonious and mutually beneficial relationships based on equality, honesty and justice.



Thom Beanal, chairman of LEMASA, and Freeport Chairman and CEO James R. Moffett at the MOU signing

In 2001, Freeport and Amungme and Kamoro tribal leaders signed another milestone agreement, the Voluntary Additional Land Rights Trust Fund. This agreement, first outlined five years earlier, fulfills a commitment by PT-FI for voluntary special recognition for the holders of the traditional land rights in the mining area and for the expanded scope and continuing success of the mining operations. Under the agreement, PT-FI will fund $500,000 per year to the trust and made an initial payment of $2.5 million representing funding for 1996 through 2000. Tribal leaders and Freeport officials signed the trust fund agreement in New Orleans in September and then the parties gathered once more in November in Timika, Papua to sign implementing agreements. The trust fund is in addition to other agreements and commitments between PT-FI and the local communities, including the Freeport Fund for Irian Jaya Development and existing land use recognition programs through which approximately $20 million in annual development funding is provided to communities in the area of the company operations. The trust fund provides benefits for the tribal groups in villages closest to company operations through their tribal organizations, LEMASA and LEMASKO.

Moreover, Amungme and Kamoro tribal leaders intend to use a portion of the funds to buy shares of FCX in the public market to be held by the trust fund, fulfilling a longstanding desire to become part owners of the mine operating on their traditional lands. The trust fund agreement recognized in a tangible way that the company understands the land issues and desires of the local community. Said Thom Beanal, head of LEMASA, the Amungme people's organization: "We used to be on the outside, but now we stand together. We have a stake in this mining operation and will work hard so that we can share in its success."

The 2000 MOU also set in motion the development of a number of local businesses that would enhance the local economy and build capacity for the Amungme and Kamoro people. Four businesses are now established and running.

# PT Freeport Indonesia

## Human Rights Commitment and Initiatives

Freeport has taken a clear position promoting basic human rights and has communicated that position to its employees. In February 2001, the FCX Board of Directors approved a revised Social, Employment and Human Rights policy that set the Universal Declaration of Human Rights as the standard for all company activities. The company requires that all staff employees and all employees of the Security and Community Relations Departments sign a Letter of Assurance that they have neither participated in nor know about any human rights violations connected with company operations. Teaching about human rights, which began in the Security Department, has now been extended to other operating units of the company. The Human Rights Compliance Office of the company investigated several possible human rights violations during 2001, but did not find any credible evidence that any violations had occurred in the area of company operations. Freeport has also contracted with an expert on corporate policies and codes of conduct to establish benchmarks for evaluating the Social, Employment and Human Rights Policy, to measure and monitor its effectiveness.

FCX has also endorsed the joint U.S. State Department-British Foreign Office Voluntary Principles on Human Rights and Security. The Voluntary Principles were endorsed by several major mining and oil and gas companies and by important human rights organizations. In announcing the principles and naming the companies that had endorsed them, then U.S. Secretary of State Madeleine K. Albright called the agreement "a landmark for corporate responsibility...(that)...demonstrates that the best-run companies realize that they must pay attention not only to the particular needs of their communities, but also to universal standards of human rights, and that in addressing those needs and standards there is no necessary conflict between profit and principle."



Yosepha Alomang's Women's Rights Center held its first Conference in January, 2002.

To enhance human rights awareness throughout the company, Judge Gabrielle Kirk McDonald was appointed as Special Counsel on Human Rights to the Chairman of the Board of FCX. Already a member of our Board of Directors, Judge McDonald has had a distinguished career as a civil rights lawyer, a federal judge and as the President of the International Criminal Tribunal for the former Yugoslavia. In 2001, she took a leading role in negotiating the Voluntary Additional Land Rights Trust Fund agreement with Amungme and Kamoro tribal leaders and actively worked with local leaders to plan and implement two important human rights initiatives supported by the company. As 2002 began, she traveled to Papua to participate in meetings and conferences related to these two projects:

**The LEMASA Human Rights Center** At the request of Thom Beanal and LEMASA, the Amungme people's organization, a Human Rights Center is being established in Timika. Freeport is funding the first stage of its development, including the construction of the building and support for the first conference to be held during 2002 as part of the human rights center programs. In addition to the basic human rights focus of the center, there will also be activities to enhance the development of civil society and good governance in the area and programs to look at ways to enhance conflict resolution .

**The Women and Children's Rights Center** The Women and Children's Rights Center is being developed by the HAMAK Foundation headed by Mama Yosepha Alomang, an Amungme who resides in Timika. It will focus on the unique challenges women and children face in today's world and especially the challenges within Papuan society in an area where there is rapid social change and economic development. Freeport is funding these first phases of the development of the Women and Children's Rights Center, which will have its own facility in Timika and held its first conference in January 2002.

# PT Freeport Indonesia

## WORKING WITH THE COMMUNITY TO IMPROVE HUMAN RIGHTS

**By Gabrielle Kirk McDonald**

I am pleased to have the opportunity to share with Freeport-McMoRan Copper & Gold Inc. shareholders my experiences as Special Counsel on Human Rights to the Chairman. I started my work with Freeport on human rights two years ago. I also serve as a member of Freeport's Board of Directors.

I began my work with Freeport on human rights after my retirement as President of the International Criminal Tribunal for the former Yugoslavia. Previous to that I was a federal judge in the United States. I started my career as a civil rights attorney. Therefore, my experience with civil rights and human rights was very much from the perspective of law, both as a litigator and as a judge. The role of being an advisor on human rights is very different from being a litigator and judge. It is, I must report, equally challenging and rewarding.

Most readers of Freeport's annual report will be aware that in 1994 there were human rights incidents in the area around Freeport's operations and Contract of Work area. Freeport dealt seriously with those human rights violations and supported a number of inquiries and investigations by outside parties into the events of November and December 1994. Other human rights violations have occurred in Papua since that time, but not in Freeport's area of operations. I believe there have not been human rights violations in Freeport's area of operations because of some of the actions Freeport has taken to protect against human rights violations and to support the dignity of the local population. At the same time, the local population has taken its own responsibility for human rights. Together, this is a potent prescription for human rights protection.

Although no investigation of the 1994 incidents brought forward any evidence that Freeport employees participated in the human rights violations, Freeport made a commitment to do all in its power to assure that human rights incidents would not occur in and around its operations again. Even before I became Special Counsel on Human Rights to Freeport's Chairman, the company was taking positive actions to make certain that an atmosphere of respect for human rights and human dignity existed around its operation. In 1997, Freeport hired a special liaison officer to work with security personnel of the Government of Indonesia on issues of security and rights in the local area. Further, Freeport agreed to build decent housing and support facilities for the security personnel that would operate in Freeport's Contract of Work area.





**Photos**

**Left:** Judge Gabrielle McDonald with Yosepha Alomang (right) and participants of a Women's Rights Conference in Timika-January, 2002.

**Right:** Judge McDonald helps to unveil the sign and cornerstone at the YAHAMAK (Human Rights Foundation Against Violence) office in Timika.



# PT Freeport Indonesia

The philosophy behind this decision was that security personnel who live in poor conditions without recreation and without a sense of community with the people in the local area would be more apt to treat them with disrespect and eventually violate their human rights. I am pleased to report that since these actions were taken there have been virtually no credible evidence of human rights violations in Freeport's Contract of Work area.

To help assure that the process was public and transparent with regard to human rights and dignity, Freeport-McMoRan's Board of Directors approved a Social, Employment and Human Rights Policy in February 1999. This was revised slightly in February 2001. This document sets out Freeport's commitment to employees and the local community for sustainable development, employment opportunities, and, especially, human rights. Compliance with the Universal Declaration for Human Rights is a prominent part of the policy. A company-designated Human Rights Compliance Officer regularly monitors the implementation of the policy. Part of this policy is training on human rights that has been undertaken in the Security and Community Relations Departments. Freeport's Indonesian affiliate, PT Freeport Indonesia, has now adopted this policy as well through its Board of Commissioners.

As part of Freeport's commitment to human rights, and equally as a reflection of the growing interest in human rights in the local community, two local leaders, Thom Beanal and Mama Yosepha Alomang, have separately come forward to start a Human Rights Center and a Women and Children's Rights Center in the area. The Women and Children's Rights Center, sponsored by Mama Yosepha's HAMAK Foundation, was inaugurated in January 2002. I was pleased to have had an opportunity to participate in and speak at the inauguration of the Mama Yosepha Complex. Freeport has not only committed financial resources to that Center, but has assigned a senior employee as special liaison and support person for that effort. In May of 2002, Thom Beanal will inaugurate his Human Rights Center for Papua. Again, Freeport has supported this effort financially and has an assigned employee to support and coordinate with the programs planned by Mr. Beanal and the Human Rights Center. I will also have the opportunity to be part of that inauguration.

In the aftermath of the terrorist attacks on the United States of September 11, 2001, we are all painfully aware that there are major issues throughout the world that governments, religious institutions, businesses and civil society must attend to. I am pleased that I have had an opportunity to be part of addressing those matters with Freeport-McMoRan Copper & Gold. I foresee a day when many parties working together will help to make this world fairer, more peaceful and a healthier and happier place in which to live. I am confident that Freeport and the communities around Freeport's operations will be part of seeing that world come into being.

I look forward to the next opportunity to write to you about Freeport and human rights.


KANTOR
YAYASAN HAK ASASI MANUSIA ANTI
(YAHAMAK)

# PT Freeport Indonesia

## Freeport Fund For Irian Jaya Development (FFIJD)

In April 1996, PT Freeport Indonesia agreed to commit at least one percent of its revenues for the next ten years to the Freeport Fund for Irian Jaya Development to support village-based health, education, economic and social development programs in its area of operations. This commitment replaced community development programs undertaken by the company that cost a similar amount of money each year. Through the end of 2001, contributions to the fund have totaled $92 million, including $80 million from PT-FI and $12 million from the company's joint venture partner in the Grasberg project, Rio Tinto, plc. In 2001, the fund received approximately $17 million, including $14 million from PT-FI and $3 million from Rio Tinto.

Since 1999, the FFIJD's interface with the community has been directed by a community board made up of leaders from the Amungme and Kamoro peoples, the local churches and the government. The following are some highlights of the initiatives of the FFIJD and the local community board:

### Medical Care and Public Health

PT Freeport Indonesia's community health plan aims to provide both general medical care and public health and malaria control services to the non-Freeport communities in both the highlands and lowlands area free of charge. In 1999, the FFIJD financed construction of the 75-bed Rumah Sakit Mimika, or Timika Hospital. Operation of this facility, which brought a full range of medical services to the lowlands portion of the company's operations area for the first time, is supported by the FFIJD and managed by the community board with the support of the medical foundation, Yayasan Caritas Timika. In addition, in 2002 the hospital will receive additional management support from an international health care foundation supported by International SOS, the largest provider of remote-site health services in the world, which operates PT-FI's medical facilities.

In 2002, construction will be completed on the Banti Hospital, a 72-bed facility that will begin providing medical care for highlands residents near PT-FI's operations. The Banti Hospital, also financed by the FFIJD and managed by the community board, is an expansion of a facility that was built as a clinic by Freeport in 1994. It will also be operated by International SOS. The Freeport hospital in Tembagapura provides medical care for company employees and is also available on a referral basis to physicians and patients from the Timika and Banti hospitals. In addition to these three facilities, PT-FI supports through the FFIJD the operations of six outreach medical clinics and comprehensive public health care programs.

**BY THE NUMBERS**
**HEALTHCARE**



**0** Number of health care facilities in the Mimika regency of Papua in 1967

**202** Number of beds in the hospitals built by PT-FI since 1967

**70%** Reduced incident rate of malaria throughout the 1990's in the PT-FI project area and neighboring coastal areas.

# PT Freeport Indonesia



Door-to-door daily visits are part of PT-FI's comprehensive public health programs for neighboring villages.

PT-FI's Public Health and Malaria Control Department also operates on FFIJD funds. The malaria control program is highly regarded among world healthcare professionals and has been credited with dramatic reductions in the incidence of malaria in the company's operations area. The program involves intensive home visitation, testing of potential malaria parasite carriers, working with and educating local residents on eliminating mosquito breeding grounds, innovative mosquito eradication methods and aggressive medical treatment. The department also supports the government's Village Health Posts (Posyandu), which offer immunizations, prenatal care and other family-oriented health programs which have also had strong success, particularly in reducing infant mortality rates. Other programs focus on the control and treatment of tuberculosis and sexually transmitted diseases, including HIV/AIDS. The incidence of HIV/AIDS throughout the cities of Papua is high and rising, including Timika. The company recognizes this as a serious healthcare issue and is targeting it with appropriate resources. With the government, PT-FI public health workers conduct active education and detection programs. Medical care and counseling is provided those diagnosed with HIV/AIDS. There have been no deaths attributed to AIDS in the area.

## Education, Training and Employment

Approximately 5,000 Papuan students have received educational assistance from PT Freeport Indonesia over the past several years, which has undoubtedly been a benefit to the local community. However, all parties involved believe the program can be improved by better targeting specific community educational needs and better tracking the real educational benefits that result. A working committee of the local community board, PT-FI and outside education experts is therefore reevaluating the education and scholarship programs during 2002. This process will result in recommendations to make the education component of the program more effective.



Career skills development programs have helped to dramatically increase the number of Papuan employees.

In 1996, PT-FI initiated an aggressive program of training and education to increase the number of Papuan employees throughout the workforce and especially among management. The goal was to double the total number of Papuan employees by 2001 and the total number of Papuan staff (managerial and professional) employees by 2006. Both goals have been surpassed. At the end of 2001, PT-FI had 1,819 Papuan employees, compared to 600 in 1996; and 127 Papuan staff employees, compared to 48 in 1996.


Total Papuan Employees
Goal
Actual
Number Of Employees
2,000
1,500
1,000
500
0
3/96 12/96 12/97 12/98 12/99 12/00 12/01
Total Papuan Professional Staff
Goal
Actual
Number Of Staff
150
100
50
0
3/96 12/96 12/97 12/98 12/99 12/00 12/01

Figure 2. PT Freeport Indonesia has surpassed its goals for Papuan employees and Papuan staff since 1996.



## Land Rights Recognition Programs

Under the Indonesian Constitution, all unimproved land is legally state-owned land. Similarly, all minerals belong to the state. PT Freeport Indonesia's "January Agreement" of 1974 with the Amungme was the first recognition in Indonesia of *hak ulayat*, or the right of traditional people to undeveloped land for hunting and gathering. Subsequent to that landmark agreement, the Government of Indonesia formally recognized *hak ulayat* land rights.

Cash compensation is paid only for improvements to land, such as agriculture and gardens. Because its operations have rarely affected improved land, PT-FI has only paid cash compensation in a few instances and the amounts have been very minor. *Hak ulayat*, however, is a communal property right. Instead of cash, communal benefits called *recognisi* or "recognition" are provided for the release of *hak ulayat* rights following a negotiation involving both the government and the local people. PT-FI has paid *recognisi* in several instances, as approved by the government, and two such programs are currently in effect:

### Kamoro Village Recognition Program

The Kamoro Village Recognition Program is starting the last of its four years. The program compensates for the release of land to the government by three Kamoro villages in the lowlands for PT-FI's tailings deposition area. Negotiated by village leaders, the provincial government and PT-FI with the help of two outside parties, the program provides $20 million in infrastructure, social and economic development projects for the villages and their residents.

### Tiga Desa Development Program

The Tiga Desa (Three Village) Development Program provides a program that parallels in three highland villages the recognition program that is nearing completion in the Kamoro villages in the lowlands. The three highlands Amungme villages are those closest to the mine. As was the case with the Kamoro Village program, additional recognition was negotiated as a reflection of the expanded scope and continuing success of the mining operations and, in the case of two of the villages, for PT-FI's storage of overburden, which is natural rock moved in the mining process. The program will provide infrastructure, social and developmental projects over a three-year period for residents of the three villages at a cost, through the first two years of more than $5 million.

**Photo** A Banti couple , recipients of a new home as part of the "Three Village" Development Program, tend their garden.

# PT Freeport Indonesia

## AMUNGME STUDENT TAKES THE LEAD

For Jimmy Kum and the people of his tribe, the Amungme, the future holds many possibilities. Jimmy, 16, is in the second year of a junior high school run by the Yayasan Pendidikan Jayawijaya (YPJ) of Tembagapura. Along with 65 of his peers of the Amungme tribe, he has been given the chance to study at the YPJ school and live in the dormitory "Tomawin", supported by PT Freeport Indonesia through a private foundation.

"I want to study hard at this school because my ambition is to become an economist so I can help my people, the Amungme, progress," Jimmy says. "After I finish my studies here I would like to pursue higher studies in Australia. I am already starting to learn English, Japanese and how to operate a computer, besides other subjects, of course."

Jimmy is from Tsinga, a small Amungme village located on the southern slope of Puncak Jaya, or Carstenz, which the Amungme also call "Nemangwake" (meaning white arrow tip, because the shape of the mountain's tip resembles the tip of a white arrow). Tsinga lies east of the mining town of Tembagapura. To reach the village, the Amungme must walk 4-5 days through steep mountain slopes.

The Tomawin Dormitory was opened in Tembagapura in 1997. Freeport contributed the two-story building in the center of town. The first group to arrive in Tembagapura included 30 children from the Amungme tribe 26 boys and 4 girls, all former elementary school pupils from Banti and Tsinga needing to come here to continue their education.

On the first day of school, the children and the teachers were given a very moving reception. Children of Freeport employees bade welcome to their younger "brothers and sisters" in an atmosphere of love, support and friendship. They shook hands, embraced, walked hand-in-hand and in no time could be seen playing together. Each of the newcomers had an older YPJ child as a guide and advisor.

In order to fulfill their ambition to help build a better future for their people, Jimmy Kum and other Amungme schoolchildren are working diligently and involving themselves in extracurricular activities, including the study of English, Japanese, computers and the arts.

To the new Tomawin residents and their teachers, the first weeks were the most difficult. Many of the Amungme children had known never traveled beyond their villages. Suddenly they found themselves in new, unfamiliar surroundings.

The schoolchildren's exposure to the arts provides a welcome relief from their studies. Jimmy took part in an art competition organized by Freeport for elementary, junior and high school students in the Mimika regency. Jimmy successfully worked his way through early rounds to become one of 60 semi-finalists in the competition in Kuala Kencana. The best 15 were chosen and Jimmy placed 9th. He was proud to see his work and that of the other students featured in a Freeport calendar.

But for Jimmy, the best part was that he received a guitar as a prize from the contest organizers. "I'm crazy about playing the melody guitar," says Jimmy, who has joined his friends in the dorm in a band called The Nemangkawi, which often entertains crowds in Tembagapura.



Amungme student, Jimmy Kum discusses economics with fellow YPJ students.

# PT Freeport Indonesia

## III. ENVIRONMENTAL MANAGEMENT

### Environmental Commitments

We are committed to minimizing the impact of our operations on the surrounding environment and to reclaiming or revegetating land that is disturbed. As part of our comprehensive Environmental Policy, we are a signatory to the Environmental Charter of the International Council on Mining and Metals. Through this policy, we commit to giving our highest priority to sound environmental management and practices; to providing adequate resources to fulfill that responsibility; and, to continuous improvement of our environmental performance at every operational site. We also commit strongly to supporting scientific research to find the best applicable environmental technologies; to comprehensive monitoring to ensure that our management practices are working; and, to both internal and external environmental audits to measure performance.



Thousands of water quality samples are analyzed each month at the Timika Environmental Laboratory, PT-FI's state-of-the-science analytical facility.

### Environmental Audits

Our Environmental Policy commits to both annual internal environmental audits and periodic independent external environmental audits. The 2001 internal environmental audit, conducted on behalf of FCX, concluded that "PT-FI's operations in Papua (Irian Jaya) are in material compliance with applicable Indonesian laws and regulations and in conformance with the company's Environmental Management System (EMS)." The audit noted, among other improvements, an increased awareness of the EMS throughout the workforce, increased implementation of standard operating procedures and improved record-keeping.

PT-FI was the first company in Indonesia to undergo an external environmental audit of its operations under a voluntary program of the Government of Indonesia. PT-FI has had two such technical audits, both performed by internationally recognized and qualified environmental consulting firms. The results of both audits were made public and continue to be available on Freeport's website (www.fcx.com). The first was done by Dames & Moore in 1996 and the second by Montgomery Watson in 1999. Montgomery Watson auditors found "the Environmental Management System (EMS) developed and implemented by PT Freeport Indonesia to be exemplary and a showcase for the mining industry". The auditors further concluded that PT-FI "... incorporates environmental management systems supported by environmental programs and resources that achieve the standard practice for world-scale mines."



Environmental Department staff collect aquatic species for analysis from local rivers, estuaries and the Arafura Sea both within and outside the PT-FI Project Area.

# PT Freeport Indonesia

## ISO 14001 Environmental Management System

Additional external independent audits were conducted during 2001 by SGS (Société Générale de Surveillance) International for ISO 14001 certification of PT-FI's Environmental Management System (EMS). The SGS audit recommended ISO 14001 certification for PT-FI's mine and mill operations; and, certification was granted in December 2001. The scope of this certification includes mining and ore processing operations.

ISO 14001 is the highest international standard known today that provides a systematic approach for companies to continuously improve their Environmental Management System (EMS). In acquiring this certification, PT-FI becomes one of the first two mining industries in Indonesia to have achieved the ISO 14001 standard for its Environmental Management System. Internationally, this significant achievement demonstrates our strong commitment to strive for the best feasible environmental practices.


Personnel Trained
Man-Hours of Training
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1997
1998
1999
2000
2001

Figure 3. Environmental training of all employees and contract personnel is an important aspect of PT-FI's Environmental Management System (EMS).

## Tailings Management Plan

Tailings are finely ground natural rock left over from the processing of copper ore by physical grinding and flotation methods. The impact of tailings management affects the river system utilized for tailings transport and part of the lowlands and coastal zones used for deposition. Under PT Freeport Indonesia's Tailings Management Plan, approved by the Government of Indonesia, the Modified Ajkwa Deposition Area operates as an engineered, managed system for the deposition and control of tailings. The first stage of construction of the lateral containment structures, or levees, for the deposition area was completed in 1997. With continuing operations, work is being carried out on the second stage of levee extension and this process will be complete by 2002.

The Tailings Management Plan is continually evaluated and updated as potential risks are identified and improved management strategies are developed. PT Freeport Indonesia has conducted comprehensive technical evaluations of alternative tailings disposal options and selected the most appropriate management system for the site conditions. Both independent environmental audits of PT Freeport Indonesia's Environmental Management System by Dames & Moore in 1996, and Montgomery Watson in 1999 concluded that the company's Tailings Management Plan represents the best alternative, considering the applicable geotechnical, topographic, climatological, seismic and water quality conditions.

PT Freeport Indonesia is conducting a comprehensive Environmental Risk Assessment (ERA) of its tailings management system (please see Environmental Risk Assessment section on page 18). The results of the ERA will guide future tailings management decisions. Extensive tailings reclamation studies show that the Ajkwa Deposition Area, a portion of the floodplain of the Ajkwa River currently encompassing some 14,600 hectares, can be readily revegetated with native and agricultural plants once mining is completed (please see Reclamation and Revegetation section on page 16). We are committed to revegetating impacted land when no longer in use for our operations.

# PT Freeport Indonesia

## Tailings Management Plan (cont'd.)

Tailings have an alkaline pH when released from the mill and comprehensive monitoring data show that the pH in the Ajkwa River is alkaline, meaning that the tailings are not producing acid. The pH is a measure of acidity or its opposite, alkalinity. Neutral pH is 7.0, meaning any pH greater than that is alkaline. The pH in the Ajkwa River for 1996 through 2001 ranged from 7.5 to 8.1. Comprehensive water quality sampling of the tailings management system shows that the water in the Ajkwa River and the Ajkwa Deposition Area meets not only Indonesian Government water quality limits but also the U.S. Environmental Protection Agency (EPA) and World Health Organization drinking water standards for dissolved metals (see Fig 4). Biological samples collected by monitoring programs show that numbers of nektonic (fish and shrimp) species and organisms indicative of functional ecosystems were present in the estuaries downstream of the tailings deposition area.


1.50
1.30
1.00
0.75
0.50
0.25
0.00
U.S. EPA drinking water standard for copper
WHO drinking water standard for copper
1996
1997
1998
1999
2000
2001
Annual Average Concentration

Figure 4. Copper concentrations in the Ajkwa River are well within drinking water standards for dissolved metals.

## Reclamation and Revegetation

PT-FI is committed to reclaiming or revegetating disturbed land when no longer in use for its operations and has conducted comprehensive scientific reclamation studies and programs for years in both the highlands and the lowlands areas.

### Highlands

Highlands ecosystems are shaped by environmental extremes such as very low nocturnal temperatures, high solar radiation during the day but short periods of photosynthesis, heavy fog, strong wind and poor soils. The plants growing here are therefore highly specialized, having evolved to survive in these harsh conditions. Propagating native plant species for rehabilitation of disturbed highlands areas is difficult, and world-class scientific experts are studying the ecology of the alpine ecosystem and ways to produce native planting stock. Studies to date include ethno-botany, biodiversity of the sub-alpine and alpine ecosystems, the use of moss for pioneering reclamation strategies, and the propagation of native alpine plants. PT-FI has engaged world-class experts to carry out such scientific studies even though mine closure is decades into the future, so that sufficient time will be available for a robust and successful rehabilitation program to be developed. Such a program will fulfill the company's commitment to revegetate disturbed areas using plant species native to the area mined. In total, 43 hectares of the mine site areas have been revegetated. Most of the disturbed areas in the highland are still in active use and therefore not yet available for revegetation. In 2001, 26 native plant species



Three phases of reclamation in the Ajkwa Deposition Area are shown here: at top, recent tailings deposition; in middle, natural succession of local grasses, shrubs and trees; and at bottom, agricultural tests being conducted at our reclamation test center.

# PT Freeport Indonesia

were tested for field reclamation. Fourteen of them grew successfully in the field and were selected as core species for the revegetation program. Research will continue so that the number of species planted out will be optimized for ecological purposes.

### Lowlands

In the lowlands, the reclamation programs have demonstrated that both native and agricultural species can grow well on tailings soil. The purpose of the programs is to provide the necessary knowledge to transform the Ajkwa Deposition Area into agricultural or other productive land use; or, return it to native vegetation in the future. Plants successfully tested include grasses for fodder; local trees such as casuarina and sago; cash-crop trees such as guava, coconut, banana, orange and others; other cash-crop plants such as peanuts, pineapple and sugar cane; vegetables such as chili peppers, cucumbers and tomatoes; other cash crops such as oil palms; and crops favored by the local people such as taro and sweet potato. PT Freeport Indonesia's comprehensive sampling program continually monitors environmental conditions in the tailings deposition area and rigorous testing performed on these edible plants and fruits continues to show that metals uptake from the minerals naturally contained in the tailings remains safely below the recommended levels as stated in both national and international standards.


Species Tested
Species Successful
140
120
100
80
60
40
20
0
Number of plant species
Tailings
Overburden

Figure 5. Reclamation testing shows success for many species on tailings; overburden testing, utilizing only native species, is more difficult due to high altitude conditions, but successes continue to increase. (Data is cumulative 1995 through 2001.)

During 2001, approximately 100,000 seedlings of casuarina trees were produced for the tailings reclamation program, and most of these were planted on 150 hectares of freshly deposited tailings within the double levee area at a density of 547 trees per hectare. In addition some 3,000 sago seedlings were planted on 20 hectares of tailings. The total area planted in 2001 was 170 hectares, bringing the total number of hectares rehabilitated in the tailings deposition area since 1999 to 319 hectares. Again, we are committed to reclaiming disturbed land once no longer needed in our operations.

The Aquaculture Project in a former tailings deposition area, begun in December 2000, produced some seven tons of food fish in 2001, including common carp and tilapia, all from fingerlings locally produced. This project was established in cooperation with the government's Mimika Fishery Department as a part of the reclamation program.



Pineapples flourish on 100% deposited tailings in the Maurujaya Reclamation Center in the Ajkwa Deposition Area.

# PT Freeport Indonesia

## Environmental Risk Assessment (ERA)

PT Freeport Indonesia is conducting a formal, protocol-structured environmental risk assessment of its tailings management system and plan. The results of the assessment studies will guide PT-FI's future tailings management decisions. The risk assessment, which includes both environmental and human health components, consists of three phases. The first phase, the screening level risk assessments, were completed early in 2000 and investigated potential risks from the tailings management system to human health and terrestrial and aquatic ecosystems. Each potential risk was examined and quantified and those that were found to pose no significant risk were screened out, or eliminated from further detailed study. The second phase involved implementation of individual scientific studies or data gathering projects to provide the risk assessors with information for further, detailed review of the potential risks not screened out. Completion of the phase two data gathering was accomplished by the end of 2000. Some additional data gathering projects are still ongoing and will continue to provide information for development of the ERA reports. A number of the Phase 1 and 2 studies were conducted under cooperative agreements between PT-FI and several Indonesian universities and technical institutes. These institutions include University of Gadjah Mada, Institute Technology Bandung, Indonesian Science Institute, University of Cenderawasih and others. The final phase, the detailed risk assessments, are underway with reports being developed. There will be three reports issued, each dealing with separate segments of the assessment including human health; plant and wildlife; and, aquatic risk assessments.

Two major components of the risk assessment are sediment transport and deposition modeling; and, copper fate and effects modeling. Two sophisticated computer models have been developed to simulate and predict the influence of the current tailings management system on the Ajkwa Deposition Area, the Ajkwa River estuaries and the marine or ocean environment. Sediment modeling simulates and predicts the transport and deposition of tailings and natural sediments in the river, estuarine and marine systems to the end of mine life and beyond. Modeling is also being conducted to predict the fate and effects of copper on the estuarine and marine environment. The models were integrated to produce a comprehensive simulation and prediction result.

The environmental risk assessment includes dozens of scientific studies on a broad array of topics including water chemistry, human use and dietary survey, groundwater and hydrogeologic data collection, surveys of metals in tailings soil and windblown dust, uptake of metals by plants, impact of tailings on aquatic ecosystems, analysis of fish tissue, and many others.

**BY THE NUMBERS**
**ENVIRONMENTAL**



**7** Total tonnage of fish raised in 2001 in PT-FI's aquaculture programs in the reclamation area

**400** Average number of environmental samples taken each month by PT-FI

**9,900** Total number of persons receiving environmental training from PT-FI in 2001

**100,000** Number of trees planted at reclamation points Mile 21 & Mile 23



**Photo** The Carstenz Overburden Placement Area, as viewed from a nearby Grasberg slope, will be fully reclaimed or revegetated with native plants by the end of mine life.

## Overburden and Acid Rock Drainage Management

Overburden is the rock that must be moved aside in order to reach the ore in the mining process. PT Freeport Indonesia handles overburden under a comprehensive Overburden Management Plan. Most metals occur in nature as minerals called sulphides. When ore is mined and overburden containing sulphides is left exposed to the elements, the action of water, oxygen and natural bacteria can create sulphuric acid. This acidic water can dissolve metals contained in overburden rock and, if not collected or treated, may be harmful to many aquatic organisms and plants. This condition is known as Acid Rock Drainage (ARD). PT-FI monitors and manages acid rock drainage. Independent audits of PT-FI's environmental management system, including the 1999 Montgomery-Watson audit, concluded that PT-FI's overburden management programs are "...consistent with international practice." Under its Overburden Management Plan approved by the Government of Indonesia, PT-FI places overburden in the Carstenz valley to the east and the Wanagon catchment basin located immediately west of the Grasberg mine at an elevation of approximately 12,000 feet (3,650 meters). The Wanagon basin is a relatively small area of approximately six hectares (less than 15 acres) and is gradually being filled with overburden as part of the approved plan.

During 2000, PT-FI conducted a technical study of copper removal treatment options, resulting in selection of fluid bed reactor technology as the best alternative. The fluid bed reactor iron-cementation plant was constructed at the mill site during 2001 and is expected to be fully operational in 2002, removing dissolved copper from acid rock drainage from the mining, overburden storage and other areas. Most of the ARD water coming out of the Wanagon basin overburden has been diverted to the new treatment plant at the mill through vertical holes drilled for that purpose. The plant provides an environmentally effective ARD treatment process. The effluent from the fluid bed reactor plant will be neutralized with lime solution and added to the tailings thickener where the water can be either reused as process water or released with tailings.

# PT Freeport Indonesia

## Long-Term Environmental Monitoring Plan

PT Freeport Indonesia's Long-Term Environmental Monitoring Plan evaluates potential impact of our operations on water quality, biology, hydrology, sediments, air quality and meteorology. This comprehensive program ensures that PT-FI has the necessary scientific information for environmental decisions about its operation in order to minimize, mitigate and rehabilitate environmental effects. In 2001, PT Freeport Indonesia monitored water quality at over 100 locations throughout the project area.

In its aquatic biological program, PT-FI has monitored more than 200 sampling locations for nekton, benthos, plankton, and mangrove invertebrates. Biological samples collected by monitoring programs show that numbers of nektonic (fish and shrimp) species and organisms indicative of functional ecosystems were present in the estuaries downstream of the tailings deposition area. Between 1999-2001, more than 4,000 samples of aquatic fauna were analyzed for trace elements with total analyses at over 30,000 (see Fig 6).


1999
2000
2001
Number of Samples
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Aquatic Biology
Aquatic Tissue
Mine Water
Surface Water
Tailings
Type of Sample

Figure 6. The comprehensive Long-Term Environmental Monitoring Plan involves a large number of samples and analyses used by PT-FI for environmental assessments.



The PT-FI Timika Environmental Laboratory is the centerpiece of the Company's comprehensive monitoring and analysis program.

# PT Freeport Indonesia

## Waste Management, Recycling Plan and Waste Minimization

PT Freeport Indonesia has established a comprehensive waste management system utilizing the principles of reuse, recycling and reduction. Waste minimization programs involving reduction and substitution with environmentally friendly products are already in place. Bulk containers, waste oil (See Fig 7), used papers and tires are all reused locally in environmentally acceptable manners. Other recyclable materials such as aluminum, scrap metals and used batteries are collected and stored in a safe storage area while awaiting government approval of plans for their recycling.


Waste Oil Reused
New Oil Consumption
Millions of liters per year
10
9
8
7
6
5
4
3
2
1
0
1996
1997
1998
1999
2000
2001

Figure 7. As part of PT-FI's waste minimization program, a high percentage of waste oil is re-used as fuel.

The company also conducts waste segregation, including small amounts of hazardous waste, at the point of origin wherever possible. Medical wastes are separated from other wastes in a special container for final destruction in an approved medical waste incinerator. Collection and packaging of small amounts of wastes from assay work on ore samples are conducted under Indonesian Government regulations. PT-FI's other solid wastes are disposed of in three specially designated locations, including landfills for inert wastes and a landfill for biodegradable wastes, which is lined and equipped with a leachate collection and treatment system.

PT-FI also operates ten sewage treatment plants in its operations area. These plants are operated by an experienced private company and effluent quality of the treated wastewaters are continuously monitored for compliance with Government of Indonesia effluent standards.

## Mimika Environmental Forum

Although PT Freeport Indonesia has comprehensive programs to minimize and manage all its environmental impacts, these programs are focused on the company's operations. Rapid urbanization is taking place surrounding the company's operations in the local Mimika Regency of Papua, Indonesia, and this public growth also has environmental impacts. PT-FI is lending its expertise to the local government to help face these challenges in ways that will benefit everyone in the future. PT-FI and the local Mimika government have invited an environmental non-governmental organization, Eco Bumi Nusantara, to serve as a facilitator for the Mimika Environmental Forum. The forum, made up of local tribal, religious, government and business leaders, meets regularly to discuss ways to minimize the environmental impacts that result from rapid growth and to manage and mitigate those impacts that do occur.

Two sessions of the Mimika Environmental Forum were held in 2001, the first focusing on provincial autonomy and spatial planning in the region, the second on marine and coastal management. The organization's goal is to maintain an ongoing, community-wide dialogue to better understand and manage the environmental issues associated with growth.

# Atlantic Copper, S.A.

## Environmental Programs Update

Atlantic Copper's Environmental Management Systems in Huelva, Córdoba and Barcelona were audited during 2001 by AENOR, the Spanish branch of the International Organization for Standardization (ISO), in accordance with the standards of ISO 14001 and the European Union Regulation on Environmental Eco-Management and Eco-Auditing. All three facilities passed the corresponding renewal audits for ISO 14001 certification, which had been obtained two years earlier.

Atlantic Copper has built two new treatment plants at its Huelva smelter to treat/reuse the weak acid and purify/recycle refinery electrolyte. The permitting and start-up of these new purification plants now provide the company with the opportunity to reuse these materials on-site.

The Environmental Council of the Junta de Andalucía (Provincial Government) reviewed compliance with new, more stringent air emission regulations and found that Atlantic Copper's emissions continue to be below these new limits imposed by the administration. The President of the Junta de Andalucia presented Atlantic Copper with an award in the category of Businesses of the Year-1999 in the section of Environment, Energy Saving and New Technologies.

# FCX Safety

The safety performance of FCX continues to compare quite favorably to that of similar U.S. mining companies. A statistical comparison shows the 2001 FCX lost-time-injury rate per 200,000 hours worked at 0.36, well below the U.S. metal/non-metal mining industry average rate of 2.24*. Further, the FCX total reportable rate (all reportable injuries) of 0.83 is significantly lower than the U.S. industry average rate of 4.04*.

Atlantic Copper continued significant regulatory initiatives, completing the actions taken as a result of the Evaluation of Risks in the workplace and the Analysis of Risks carried out on machinery and work equipment. Atlantic Copper received the award of a commemorative plaque from the Commission for Safety and Hygiene at Work of the Chemical and Related Industries for their accident prevention work in 2000.

Of the last five years, PT Freeport Indonesia's safety performance in 2001 was second best only to their 1999 record and, for these efforts, they received the Golden Award from the Indonesian Department of Energy and Mineral Resources, which recognized both safety performance and safety management system implementation. After successful implementation of the South African National Occupational Safety Administration system in the underground mines, they began implementation of this system in the surface mine, mill, ore flow and construction areas. This program will be extended to administration departments, privatized companies and contractors in 2002. Efforts for health improvement included the October introduction of an annual physical examination program for all employees. Emergency preparedness improvements included updating the Crisis Management Plan, conducting emergency drills, and obtaining international certification for fire and rescue workers.

* Latest published Mine Safety and Health Administration data through the third quarter of 2001.

FREEPORT-McMoRan COPPER & GOLD INC.
1615 Poydras St., New Orleans, LA 70112 www.fcx.com

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-4531
Fascimile: (212) 815-8522
jtheoba@comptroller.nyc.gov

February 27, 2003

**Via Fax and Express Mail**
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc.; Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 3, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by Freeport-McMoRan Copper & Gold Inc. ("Freeport" or the "Company"). In that letter, Freeport contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials").

Freeport argues that the Proposal may be omitted under Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). I have reviewed the Proposal as well as the January 3, 2003 letter. Based upon that review, as well as a review of Rule 14a-8(i)(10), it is my opinion that the Proposal may not be omitted in its entirety from Freeport's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that Freeport seeks.

## I. The Proposal

The proposal consists of a series of whereas clauses followed by two resolutions. Among other things, the whereas clauses note Freeport's operations in West Papua, Indonesia as well as the reports of human rights abuses being carried out by the Indonesian military in connection with security operations conducted on behalf of Freeport. There are two resolve clauses. The first resolve clause requests that the Company amend its Social and Human Rights Policy to protect employees who report human rights violations, establish internal reporting procedures that will ensure such protection, and inform all of its employees about such procedures on a regular basis; the clause also requests that the company establish a system of independent monitoring of its compliance with its Social and Human Rights policy and report credit claims of human rights violations. The second resolve clause requests that the Company's Board of Directors issue a report on the implementation of its Social and Human Rights Policy by November 1, 2003, which report "should include information concerning the human rights impacts of the company's on-going security relationship with the Indonesian military."

## II. The Company's Opposition and the Funds' Response

Freeport is requesting that the Division of Corporation Finance (the "Division") not recommend enforcement action to the Commission if the Company omits the Proposal under Rule 14a-8(i)(10) ("Substantially implemented"). Pursuant to Rule 14a-8(g), Freeport bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet that burden with respect to the entire Proposal.

### The Entire Proposal Has Not Been Substantially Implemented

The Company essentially argues that since its current Social, Employment & Human Rights Policy (the "Policy") and related initiatives already address some of the specific requests of the Proposal, the entire Proposal may be omitted in reliance on Rule 14a-8(i)(10). In particular, the Company highlights that the Policy already specifically addresses the first resolve clause. The Company further argues that its current dissemination of the Policy satisfies the Proposal's request to inform all employees about its human rights policy and that its retention of an "an international expert in corporate responsibility and codes of conduct to annually audit the Company's compliance with the Policy" further satisfies Proposal's request for independent monitoring. *Company letter dated January 3, 2003*. While the Company's response to the first resolve clause are specific in their substantiation of the Company's argument of substantial implementation, the Company's response to the second resolve clause is rather cursory. With respect to the second resolve clause, a request for a report on a *particular* issue, the Company merely points to its annual Economic, Social and Environmental Report (the "ESE Report") as satisfying the second resolve clause without providing any details as to how it believes the ESE Report renders the second resolve clause moot. However, a review of the ESE Report makes it clear that the heart of what is called for by the second resolve clause is not addressed.

The second resolve clause does not just ask for a report on the general implementation of its Policy; it very specifically asks for a discussion of "the human rights impacts of the Company's on-going security relationship with the Indonesian military." In fact, as the whereas clauses set forth, it is a concern about the recent reports of human rights abuses carried out by Indonesian military personnel providing security on behalf of the Company that gave rise to the submission of Proposal. The Company's ESE Report does not speak to the issue of the Company's relationship with the Indonesian military. The five paragraphs under the heading "Human Rights Commitments and Initiatives" discuss generally the Company's human rights policies, its endorsement of the U.S./U.K. Voluntary Principles on Human Rights and Security, its appointment of Judge Gabrielle Kirk McDonald as special counsel on human rights, and two projects the Company is involved with, the establishment of a human rights center and a women's rights center. There is no discussion of the Company's use of members of the Indonesian military to perform security operations on the Company's behalf, nor is there any discussion of the recent controversy surrounding the reports of human rights abuses carried out by such military security personnel. Moreover, the Company asserts that it expects to issue a similar report in 2003, which the Funds therefore expect to be similarly unresponsive to its request.

Human rights abuses by the Indonesian military in connection with security operations on behalf of foreign corporations have been widely reported. *See United Nations Committee Against Torture: Initial Reports of Indonesia and Benin November 22, 2001* (citing a concern for "allegations that abuses were sometimes committed by military personnel employed by foreign companies in Indonesia to protect their premises and to avoid labour disputes"); *Amnesty International "Indonesia: Grave human rights violations in Wasior, Papua," September 26, 2002* (expressing a concern about the safety of employees of international companies and noting the reports that members of the Indonesian military responsible for providing security to such companies have been responsible for committing human rights violations). A July 20002 report by the Robert F. Kennedy Memorial Center for Human Rights discusses, in particular, findings with respect to the Company's mining areas in West Papua, Indonesia. "*Development Aggression: Observations on Human Rights Conditions in the PT Freeport Indonesia Contract of Work Areas with Recommendations*." The report notes that well documented human rights violations in the Company's mining areas include, among other things, torture, rape, indiscriminate and extra-judicial killings, disappearances, arbitrary detention, surveillance and intimidation, employment discrimination and severe restrictions on freedom of movement. *Id.* at 12. The report further states that many of these violations, the physical attacks in particular, "are the result of the illegal, indiscriminate, and/or disproportionate use of force against civilians by the Indonesian military and police providing security *for and funded* by Freeport." *Id.* at 13 (emphasis added).

The controversy surrounding the Company and its ties to the Indonesian military continues to swirl. On August 31, 2002, one Indonesian and two Americans, all employees of the Company, were killed after their vehicle was ambushed by a group of unknown gunmen on a mountain road in Papua. The killings remain unsolved, but are being investigated by Indonesian and American officials. In a January 30, 2003 *New York Times* article, "U.S. Links Indonesian Troops to Death of 2 Americans," a copy of which is attached, the *New York Times* reported that Bush administration officials believe that Indonesian soldiers carried out the attack, in all likelihood, to send a message to the Company, which the article reports, had reduced payments and other benefits to soldiers. While the U.S. Embassy in Jakarta subsequently denied that they had reached any conclusion about the killings, the *New York Times*, in a February 5, 2003 article, a copy of which is also attached, continues to report that diplomats in Jarkarta from several countries and some Bush administration officials stated that the evidence they have seen "leaves little doubt that there was military involvement." A February 17, 2003 article by *Time* (see attached copy) also reports that a "preliminary police-investigation document obtained by *Time* posits that members of the Indonesian military—who were supposed to protect miners . . . may have been behind the killings."

In addition, as both the *New York Times* article and the RFK Memorial Center for Human Rights report state, payments have been made by the Company to the Indonesian military. The *New York Times* article further states that the Company had received threats of retaliation from the military if more money was not forthcoming; "[e]xtortion, pure and simple," the article states, quoting a Western intelligence analyst. The characterization of these payments as extortion raises the additional concern of whether such payments violate the Foreign Corrupt Practices Act of 1977.

The seriousness of the killings of the Company's employees and the recent reports about the Indonesian military's likely involvement, as well as the nature of the payments by the Company to the Indonesian military leave no doubt that there is much for the Company to discuss and disclose to shareholders as requested by the Proposal. It is also clear that there is no report that the Company has produced in the past that even remotely addresses these grave concerns.

The Company notes that whether a proposal has been substantially implemented depends on "whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Company letter dated January 3* (quoting *Texaco Inc.*(March 28, 1991). While the Company's Policy largely addresses the first resolve clause, the Company's ESE Report is not at all responsive to the Proposal's request for a report on the Company's relationship to the Indonesian military. The Company also fails to note that notwithstanding *Texaco*, the Division staff has more specifically taken the position that with respect to *reports* requested by a proposal, a proposal may not be deemed to be substantially implemented "in the absence of a representation that the Company prepares and makes available to its shareholders a report containing *all* of the information required by the proposal." *Mobil Corporation* (February 19, 1989) (emphasis added). Where a proposal requests a report, the Division staff has repeatedly disagreed with companies' reliance on the substantial implementation exclusion when the report offered by the companies was not responsive to the proposals' request. *American Telephone and Telegraph Company* (January 24, 1994) (the company's pre-existing report on its manufacturing operations in Mexico, documenting its international human resources and environmental policy did not substantially implement the proponent's four element policy concerning the Company's human rights and environmental impact in Mexico); *Johnson Controls, Inc.* (November 14, 2002) (company could not exclude proposal in reliance on 14a-8(i)(10) where proposal sought a report on the social and environmental issues related to sustainability and company already prepared an environmental, health and safety report, implemented extensive internal and external monitoring program and published various financial data in its publicly filed periodic reports detailing economic factors affecting the company's business); *Wal-Mart Stores, Inc.* (April 11, 2000) (company could not exclude proposal in reliance on 14a-8(i)(10) where proposal sought a report on company's 'glass ceiling' progress, including a review of specified topics and company had already prepared a diversity report addressing some of the matters identified by the proposal); *Nordstrom, Inc.* (March 31, 2000) (company could not exclude proposal in reliance on 14a-8(i)(10) where proposal sought a report on company's vendor standards and compliance mechanisms in countries where it sources and company had, among other things, written letters to shareholders on matters relating to the subject of the proposal).

## III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that Freeport's request for "no-action" relief be denied and that the Proposal be included in its Proxy Materials. In the alternative, the Funds request that should the Division staff should find that the Company may omit the first resolve clause in reliance on Rule 14a-8(i)(10), the Company be required to include the remainder of the Proposal, including the second resolve clause. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Very truly yours,

Joyce A. Theobalds
Associate General Counsel

cc: Douglas N. Curault II

The New York Times
nytimes.com

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January 30, 2003

# U.S. Links Indonesian Troops to Deaths of 2 Americans

By RAYMOND BONNER

JAKARTA, Indonesia, Jan. 29 — Bush administration officials have determined that Indonesian soldiers carried out a deadly ambush that killed two American teachers returning from a picnic in a remote area of Indonesia last August, senior administration officials say.

The conclusion, which follows a preliminary investigation by the Federal Bureau of Investigation, is likely to muddy relations between Washington and Jakarta.

Indonesia is the world's most populous Muslim nation, and the Bush administration has been trying to persuade its president, Megawati Sukarnoputri, to take a more aggressive stand against terrorism and to support Washington's policy on Iraq.

Last month, in a reflection of the administration's concern about the killings, President Bush secretly dispatched an influential emissary to tell President Megawati that the Indonesians must mount a serious investigation — with F.B.I. participation. The official, Karen Brooks, is the National Security Council's senior Asian specialist; she also has a deep personal and professional relationship with President Megawati.

Indonesian leaders tend to bristle at outside interference, and especially as the United States prepares for a possible war with Iraq, which the vast majority of Indonesians oppose. Even so, Ms. Brooks's mission seems to have been successful, at least in part. Two F.B.I. agents arrived in Indonesia last week to help in the investigation.

The Indonesian military has denied any involvement in the ambush, which also killed an Indonesian teacher and wounded eight Americans. But a report by the country's police force last year suggested that the military was behind the killings.

The two F.B.I. agents now in Indonesia are gathering evidence for the Justice Department in Washington, American and other Western officials in the region said.

"There is no question there was military involvement," said a senior administration official. "There is no question it was premeditated."

The administration official and diplomats from other countries said there was still a mystery about who ordered the killings and why. They said the most likely explanation was that soldiers were trying to send a message to the teachers' employer, an American company that operates one of the world's largest copper and gold mines in the area. The company, Freeport-McMoRan Copper & Gold, had reduced payments and other benefits to soldiers, the officials said.

"Extortion, pure and simple," said a Western intelligence analyst, explaining what he believed was behind the attack.

Freeport has declined to answer any questions about the killings or about payments to the police and the military.

"This is a police matter, and we cannot comment on the ongoing investigation," said a company spokesman, Siddharta Moersjid. "Freeport hopes the perpetrators, whoever they are, will be brought to justice."

The victims, who taught at Freeport's international school, were ambushed last Aug. 31, as they traveled a twisting mountain road between two military posts near Tembagapura, a mile-high company town on the equator in Irian Jaya, an eastern province also known as Papua.

The party — the school's new principal, his teachers and their families — had cut its Saturday picnic short when fog and mist rolled in. At a bend in the road back to town, with a steep gorge on the right and a small hill on the left, several men sprayed the group's two Toyota Land Cruisers with automatic weapons fire.

The Americans slain in the ambush were the principal, Edwin Burgon, 71, a former smoke jumper in Idaho who had taught around the world, and Ricky Lynn Spier, 44, a fourth-grade teacher from Colorado. The school's Indonesian teacher, Bambang Riwanto, was also killed.

Immediately, Indonesian and Freeport officials blamed a separatist group, the Free Papua Movement, which has been fighting a low-level guerrilla war for independence, or at least more autonomy for Papuans, for several decades. Many Papuans harbor deep animosity toward Freeport; along with some international human rights groups, they say the company has destroyed sacred lands, ravaged the environment and failed to share mineral wealth with local communities.

Soon after the ambush, a team from the American Embassy, including an F.B.I. agent from Singapore, went to Irian Jaya to investigate; the F.B.I. also interviewed survivors, who had been flown to a hospital in Australia.

Suspicion quickly turned away from the separatists, though. In the course of that early investigation, the Australian government gave the United States a telephone intercept between Indonesian military commanders. The conversation, which took place after the incident, leaves no doubt of military involvement in the killings, said a Western official, but he added that it did not implicate senior army commanders.

Indonesian police investigators also exonerated the rebels. For one thing, the police report says, the group "does not have the quantity of bullets" used in the attack, and the organization "never kills white people." The report, dated last Sept. 28, concluded that "there is a strong possibility" that the killings were perpetrated by members of the Indonesian Army.

But that was pretty much the end of the police investigation.

"The police don't have any right to investigate the army," said Brig. Gen. Raziman Tarigan, who was deputy police chief in Irian Jaya until he was abruptly removed this month and assigned to a desk job in Jakarta.

Still, the police report does raise the possibility that money from Freeport may have been the motivation. A soldier's pay is roughly $15 a month, the report says, adding that soldiers have a "a high expectation" when they get assigned to the Freeport area. But they had been disappointed by what they received, and some "perks" had been reduced.

General Tarigan said Freeport regularly gave policemen and soldiers money and other benefits, like airline tickets to Jakarta. A general received a first- or business-class ticket, while colonels and others received economy tickets, he said. In addition, former Freeport employees said the company had a $10,000 monthly "slush fund" for government security personnel.

The Indonesian military receives less than one-third of its budget from the government. To make up the difference, it relies on its own business activities as well as supplements from foreign businesses, especially natural-resource companies.

Freeport had begun to reduce these payments, on the advice of company lawyers who said they would have to be disclosed under new American corporate-responsibility laws, Western officials and people close to the company said. They also said the military wanted a portion of payments — 1 percent of profits — that Freeport makes for community projects, part of its effort to improve local relations.

That pressure was apparently on the increase: investigators say they have been told that, in the weeks before the attack, Freeport had received threats of retaliation from the military if more money was not forthcoming.

Copyright 2003 The New York Times Company | Permissions | Privacy Policy

The New York Times

February 5, 2003

# Indonesia Officer Says Soldier Killed Independence Leader

By RAYMOND BONNER

JAKARTA, Indonesia, Feb. 5 — An Indonesian Army officer told a court-martial today that a soldier killed Theys Eluay, the popular leader of a nonviolent campaign for an independent Irian Jaya, an eastern province also known as Papua.

Mr. Eluay, 64, was slain in November 2001 after attending a party with officers from an elite army unit, but the military long denied it had had any role in the murder.

Under pressure from the United States and Australia, the Indonesian government conducted an investigation and last month court-martial proceedings were begun against seven officers and soldiers.

Today one of the defendants, Lt. Col Hartomo, told the military court that one of his soldiers had strangled Mr. Eluay to death. Colonel Hartomo denied he had had any role in the killing, and said he did not learn about it until the next day.

Mr. Eluay's body was found in a reclining position in his car, and he had been badly beaten, according to testimony at the court-martial.

Papuans have been fighting a low-level guerrilla war for independence for several decades, and the army has recently stepped up its efforts to wipe out the movement.

The developments in the Eluay case come as a seven-person team from the Federal Bureau of Investigation has arrived in Papua to investigate the killings in an ambush of two American schoolteachers there last August. The spotlight has fallen on the Indonesian military, which has denied that its soldiers had any role in the killings.

The American Embassy here has vigorously denied that it has reached any conclusions about the case. But diplomats in Jakarta from several countries and some Bush administration officials have said that the evidence they have seen, based on a preliminary investigation soon after the killings, leaves little doubt that there was military involvement.

They say that there is no evidence, however, that senior army commanders ordered the killings of the Americans, who worked for Freeport-McMoRan Copper & Gold, an American company that operates one of the world's largest copper and gold mines in the area.

The most likely motive, diplomats and law enforcement officials say, is that the local army unit was seeking to get more money from Freeport for security. The army has blamed the rebels for the killing.

Copyright 2003 The New York Times Company | Permissions | Privacy Policy

*Time, February 17, 2003*

Copyright 2003 Time Inc.
Time International

February 17, 2003

**SECTION:** TIME ASIA; ASIA; Pg. 18

**LENGTH:** 1559 words

**HEADLINE:** Murder at the Mine;
Investigations into an ambush outside a remote gold mine in Indonesia might reignite controversy about the nation's military

**BYLINE:** Simon Elegant, Reported by Jason Tedjasukmana/Timika

**BODY:**
Patricia Spier was heading home from a mountaintop picnic in Indonesia's eastern province of Papua when the ambush began. Out of nowhere, a hail of automatic-weapon fire perforated the two Toyota Land Cruisers in which the American schoolteacher and a group of her colleagues and husband were traveling in. "I was shot in the back and fell to the floor," Spier recalls. "The attackers kept shooting and shooting for about 45 minutes...it felt like thousands of bullets and pieces of shrapnel [were] ripping through the vehicle... People were screaming." By the time the gunfire stopped, three people were dead, including Indonesian instructor Bambang Riwanto and two Americans: Edwin Burgon, the 71-year-old principal of the International School of Tembagapura; and Spier's husband Rick, 44, a fourth-grade teacher from Colorado.

For months after the Aug. 31 attack, it seemed likely that no one would unravel the mystery of why these teachers were targeted on a mountain road leading to the giant Grasberg mine, which is run by P.T. Freeport Indonesia (PTFI), a subsidiary of New Orleans-based **Freeport-McMoRan** Copper & Gold. The military blamed the attack on the Free Papua Movement, a ragtag group of Papua rebels fighting a desultory war to free the province from Indonesian rule, but produced scant evidence to back the claim. Meanwhile, relatives of the slain teachers have grown increasingly frustrated by the inability of local police and the U.S. government to find answers. "We respected our government and Freeport," says Dirk Burgon, son of the dead school principal, "and nothing has happened."

Until now. Reports are finally leaking out that may shed some light on the case. A preliminary police-investigation document obtained by TIME posits that members of the Indonesian military--who were supposed to protect miners, international teachers and other expats connected to the Grasberg mine--may have been behind the killings, not the separatist Free Papua Movement.

The evidence cited by police is at best circumstantial but intriguing. Investigators found 100 spent shells in the area of the attack, yet the poorly armed rebels are not known to waste precious ammunition. In addition, the military produced the body of an unidentified Papua man shot by soldiers the day after the ambush, and claimed it was one of the assailants. But an examination of the corpse revealed that not only had the man been dead longer than the military insisted, he also had a medical condition--massive enlargement of the testicles--that would have made it difficult for him to be a guerrilla fighter. Eyewitnesses say that the gunmen wore military style paraphernalia such as boots and camouflage face paint, although no insignias were seen. The report concludes that it is "very possible" there was military involvement in the attack.

Indonesian soldiers have been accused of murder before. Last week, during a tribunal on the 2001 killing of Papua independence leader Theys Eluay, an army officer admitted that Eluay had been strangled to death by a private. The officer testified that the private had been ordered to pressure Eluay to stop agitating for independence. The controversy over the killing of the teachers is now intensifying questions about the dependability of Indonesia's armed forces. At the same time it complicates relations between Indonesia and the Bush Administration, which wants to preserve ties to the world's largest Muslim nation to bolster its global war on terror.

Since the deadly nightclub bombings on the Indonesian island of Bali--an attack that was recently shown to have al-Qaeda connections--the U.S. has fostered closer links with Indonesia's military, offering funding and training to help root out dangerous Islamic elements in the nation's society. If soldiers were involved in the murder of Americans, that effort could be derailed--as could Indonesia's broader standing with the U.S. "This is not an issue where just the military-to-military component of our relationship could be affected," says a senior U.S. official. "It's the whole relationship."

Nevertheless Washington has made it clear in recent weeks that it is determined to get to the truth. In December, George W. Bush sent a personal envoy to Indonesian President Megawati Sukarnoputri to underline the importance he attached to finding the culprits in the Papua killings. With Megawati's consent, four FBI agents were dispatched to Indonesia, arriving in Jakarta on Jan. 23 and traveling to Papua earlier this month to begin an inquiry into the attack. The FBI has conducted two previous probes into the matter but lacked the authority until now to complete a thorough investigation.

Indonesia also has its own team of police and military investigators on the case, but it's not clear how effectively they are navigating this political quagmire. No arrests have been made and the former deputy chief of police in Papua, Brigadier General Raziman Tarigan, was recalled to Jakarta in mid-January after speaking publicly about the possibility of military involvement in the killings.

There is more at stake for Jakarta than just a diplomatic breach with Washington, grave though that would be. The Grasberg mine sits on the largest gold deposit and the third largest copper deposit in the world. The mine supports a company town of some 110,000 employees and residents; PTFI, its operator, is one of the largest individual contributors to the Indonesian government's coffers, paying taxes last year on a revenue of $ 1.9 billion. "I think a lot of people will be concerned if the people who are supposed to be protecting us turn out to be the same ones who carried out the attack," says an American PTFI contract worker who asked to remain anonymous. "Several families I know have already left, and I'm pretty ready to go myself."

In addition to paying hefty taxes, PTFI also gives millions of dollars a year directly to the armed forces in exchange for security services. The Indonesian military receives only about a third of its budget from Jakarta, so it must raise the rest by other means. A 2002 report by the International Crisis Group, a Brussels-based research institute, says the army posted in Papua derives a large portion of its income from "logging and other activities and protection fees paid by resource companies." PTFI has little choice but to boost its contribution in troubled times. In 1996, after a riot by local tribespeople halted mining operations, the company agreed to spend $ 35 million to construct military barracks and additional facilities, according to a report by the Robert F. Kennedy Memorial Center for Human Rights.

Indeed, some foreign analysts and diplomats believe the company's deep pockets may have provided a motive for the ambush. PTFI officials decline to comment on any aspect of its security operations, but a source close to the company says PTFI had been in discussions with local military officers prior to the attack about the possibility of reducing the firm's reliance on the nearly 650 soldiers and police who guard the mine. That could have meant a sharp drop in the cash given to troops. In other words, goes the theory, the teachers may have been slaughtered by rogue elements in the military who wanted to send a message to the mining company that full payments should continue. Military officers strongly deny any connection to the killings. "I am sure my men wouldn't do that," says Colonel Mangasa Saragih, the district army commander overseeing the town of Timika near the Grasberg mine. "We do not want to cover anything up."

A U.S. official familiar with the case acknowledges that, while there are indications of military involvement, "investigators have not yet gathered enough evidence that would stand up in court." Indeed, the preliminary police report seen by Time offers no smoking gun. Dirk Burgon fears that his father's killers won't be found because the political price of justice--broken bonds between Indonesia and the U.S., embarrassment for the Indonesian government--is too high. On Feb. 20 the Bush Administration's budget package is expected to be passed by Congress. The package includes $ 400,000 in funding for the Indonesian military--a modest sum but symbolically important. For one thing, it would override a 1999 congressional ban on providing money to the country's armed forces--a punishment for alleged human-rights violations by troops during East Timor's drive for independence. If funding is approved, the Indonesian military might appear "to have exonerated itself of the implication that its elite special forces recently murdered two U.S. teachers," says Kurt Biddle, coordinator of the Indonesia Human Rights Network.

Burgon says that in January he met with members of the FBI, U.S. State Department and congressional aides to press for a resolution to the case. The reaction to his lobbying gave him little solace. "We were told [an investigation implicating soldiers] was not conducive to the Pentagon's goal of restoring ties with the Indonesian military," Burgon says. If so, the truth about the ambush might prove to be another casualty of America's all-consuming war on terror.

**GRAPHIC:** COLOR PHOTO: CHARLES MANUEL KOMALING--AP, UNUSUAL SUSPECTS: Police officers stand guard at the site of the ambush, above; tribesmen in Papua at a demonstration, right; COLOR PHOTO: KEMAL JUFRI--IMAJI PRESS FOR TIME, [See caption above]; COLOR MAP

**LOAD-DATE:** February 20, 2003

Source: News & Business > News > **News Group File, Most Recent 90 Days**
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Date/Time: Tuesday, February 25, 2003 - 12:47 PM EST

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JONES WALKER

RECEIVED
2003 MAR -5 AM 9:39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Douglas N. Curault II
Direct Dial 504-582-8412
Direct Fax 504-589-8412
dcurrault@joneswalker.com

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH, D.C. 155

March 3, 2003

**Via Fax and UPS**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc. (the Company)
Request Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

This letter supplements our letter dated January 3, 2003 and responds to the letter dated February 27, 2003 filed on behalf of the New York City Pension Funds (the Proponent).

**The Proponent has conceded its first five requests**

The Proponent's original proposal made six separate requests – five in what the Proponent's response refers to as the "first resolve clause" and one in the "second resolve clause." Surprisingly, the Proponent has not withdrawn the first five requests, although it certainly has conceded them. Apart from a brief description of the Company's positions on the first five requests, the Proponent's response makes only two statements about them:

> ". . . the Company's response to the first resolve clause are [sic] specific in their [sic] substantiation of the Company's argument of substantial implementation . . ." *Proponent's response letter at p. 2.*
>
> ". . . the Company's Policy largely addresses the first resolve clause . . ." *Proponent's response letter at p. 4.*

It is mystifying how the Proponent can concede those points and continue to ask that the Company's request for no-action relief be denied, but it is obvious in view of those concessions that the Company's requested relief should be granted. The Proponent seems to concede that result as well in the last paragraph, where it requests "in the alternative" that the Company be required to include the second resolve clause in its proxy materials even if it is permitted to omit the first clause.

**The Proponent's sixth request is equally without merit**

The Proponent's criticism of the Company's response to the "second resolve clause," *i.e.*, the sixth request, is based on the Proponent's opinion that the Company's extensive, annual Economic, Social and Environmental Report does not address a portion of what is called for by the "second resolve clause." That clause requests the Company's Board of Directors to report to the shareholders on the implementation of the Company's Social, Employment & Human Rights Policy (the Policy) not later than November 1, 2003 (which the Company has already done – annually since the Company's 1998 report – and will do again within the next 30 days).

Significantly, the Proponent does not argue that the report fails to address the implementation of the Policy but rather contends that the report does not address the second portion of the resolution. The second portion of the resolution states that the report "should include information concerning the human rights impact of the company's ongoing relationship with the Indonesian military." According to the Proponent, this is the "heart" of its proposal. As the Proponent knows, but failed to state, the Company's upcoming annual public reports will include disclosure of detailed information on the Company's relationship with the security institutions of the Government of Indonesia, including the military. The Proponent knows that because the Company gave the Proponent a confidential draft of that disclosure on January 23, 2003. Notwithstanding that knowledge, the Proponent (referring to itself as the Funds), disingenuously states that: "[T]he Company asserts that it expects to issue a similar report in 2003, *which the Funds therefore expect to be similarly unresponsive to its request.*" (emphasis added). *Proponent's response letter at p. 3.* A copy of the draft disclosure and the Company's January 23 letter to the Proponent transmitting the draft are attached as Exhibits A and B.

We believe the record demonstrates clearly that the Company has in place a policy and practice that substantially implements the action requested, and that the report to be issued in 2003 (six months before the requested deadline) absolutely goes to the "heart" of the Proponent's proposal, thereby satisfying even the Proponent's alleged standard (which the Company does not agree applies) that a report requested by a shareholder proposal must contain *all* the information required by the proposal, rather than just substantially complying with that request.

**The Proponent's legal precedents are misapplied**

The two no-action letters most analogous to this situation are *Kmart Corp.* (February 23, 2000) and *The Gap, Inc.* (March 16, 2001), both of which are discussed in our January 3 letter. In each instance, the Staff allowed the company to omit a shareholder proposal requesting, among other things, a board report on the implementation of measures that were already in place. Likewise, Proponent's proposal requests the Company's Board to report to shareholders on the implementation of the Company's Policy, which is already in place and already reported on annually.

The Proponent cites *Mobil Corporation* (February 9, 1989) for the proposition that a proposal requesting a board report may not be deemed to be substantially implemented "in the absence of a representation that the Company prepares and makes available to its shareholders a report containing all of the information required by the proposal." Even if the Proponent's literal interpretation of "all" is appropriate, which we disagree with, the Company's annual report on the implementation of its Policy, including the expanded disclosure on the relationship with the military, which has already been provided to the Proponent, meets "all" of the proposal's requirements and, therefore, makes the proposal moot. We must point out, however, that the facts in *Mobil Corporation* are far different from our facts. There, the proposal requested a report on political contributions. Mobil asserted that the request was substantially complied with because the information requested was available in the public records of the Federal Election Commission and state agencies. The Staff disagreed that the existence of a public record constituted "substantial implementation" of a request that Mobil publish its own report. There is simply no analogy between that situation and this one. The Proponent cites four other no-action letters in support of its interpretation of *Mobil Corporation*, all of which are equally distinguishable.

**The Proponent's extraneous claims are false and irrelevant**

Much of the Proponent's response is devoted to assertions of "fact" based on press and other "reports" that are themselves based on unsubstantiated "reports" or other statements by "unnamed sources," and on rumor and speculation mixed with selected facts, all designed to suggest that the Company has a history of complicity in human rights violations. Although these assertions are of questionable relevance to the Proponent's requests, they are deeply offensive to the Company's management and its 8,000 plus employees, and therefore require at least a brief rebuttal.

The Company has consistently, repeatedly and emphatically condemned human rights abuses. Moreover, when allegations of human rights abuses have arisen in its area of operations, the Company has supported every legitimate investigation – none of which has found any wrongdoing on the part of the Company or its personnel.

In 1996, two lawsuits were filed against the Company in the United States alleging human rights, social/cultural, and environmental violations in Indonesia. Many of the purported "facts" set forth in the Proponent's letter are rehashes of the allegations made in those cases that the courts have emphatically rejected.

Those lawsuits were dismissed because, despite numerous opportunities, the plaintiffs were unable to plead any facts under any theory of law to establish any wrongdoing by the Company. Moreover, two different appellate courts reviewed and affirmed the dismissals. In the federal court case, for example, the U.S. Fifth Circuit Court of Appeals concluded that the district court "exercised considerable judgment, discretion, and patience" due to the "gravity and far ranging implications" of the case, and recognized that the district court had provided the plaintiff with repeated opportunities to amend the complaint – even to the point of rendering an interim decision that provided a "roadmap" showing the plaintiff how to amend the complaint to provide sufficient underlying facts, if they existed. Despite repeated opportunities and specific guidance from the district court, the plaintiff could not provide such facts. With regard to the alleged human rights violations, the Court of Appeals concluded that the final amended complaint was "saturated with conclusory allegations devoid of any underlying facts" and upheld the district court's dismissal with prejudice. The Proponent has likewise collected from dubious sources a variety of unfounded allegations, unconfirmed reports and discredited news articles and has repeated them in a letter that is also "saturated with conclusory allegations devoid of any underlying facts."

Among other things, the Proponent inaccurately describes the Company's relationship with the Indonesian military, characterizing the "Company's use of members of the Indonesian military to perform security operations on Company's behalf" as though the Company directs the military's actions. In fact, the military and police are under the direction of the Indonesian government, not the Company, and that fact is addressed in Exhibit A.

Much of the Proponent's speculation relates to the tragic shooting incident that occurred on August 31, 2002 and has been widely reported. Contrary to the Proponent's suggestions, no one has more interest in finding the perpetrators of these attacks and bringing them to justice than the Company, which is fully supporting, and cooperating with, the Government of Indonesia and the FBI in their investigations. The Company immediately informed U.S. Ambassador Ralph Boyce of the August 31 incident and has regularly consulted with him throughout the ongoing investigations. However, while the investigations are continuing the Company has concluded that it would be inappropriate and irresponsible to make statements in response to speculation in press reports based on information derived from unnamed sources.

Even reports from reputable news sources have been distinctly unreliable regarding these events. After publication of the January 30 *New York Times* article cited by the Proponent for the assertion that the Indonesian military was involved in the August 31 incident, the U.S. Embassy issued a press release on January 31, 2003 (a copy of which is attached as Exhibit C), stating that the *New York Times* story alleging that U.S. Government officials had determined that Indonesian soldiers were responsible was simply "not true." In direct contradiction of that article, the Embassy reported that the U.S. Government had "not come to any conclusions" about the case. Moreover, as recently as February 25, 2003, *The Washington Post* issued a retraction (a copy of which is attached as Exhibit D), regarding its November 3, 2002 article about the existence of intelligence indicating that senior Indonesian military officials discussed an operation against the Company prior to the August 31 incident. *The Washington Post* stated that following further investigation into that story it had concluded that the paper had "no substantiation" for that report.

Not satisfied with repeating the unfounded and generally discredited assertions of others, the Proponent adds to the public speculation its "concern" that unsubstantiated reports of "extortion" by the military could suggest that the Company may be engaged in violations of the U.S. Foreign Corrupt Practices Act (FCPA). In fact, the Company has in place a comprehensive Ethics and Business Conduct Policy, which requires that employees adhere to established ethical standards based on applicable U.S. and other laws, including the FCPA. The Company periodically provides business ethics training to its personnel, including FCPA compliance, and its policy provides for an annual certification process and report to the Audit Committee of its Board. Moreover, the Company periodically reviews, in consultation with outside legal advisors and special FCPA counsel, its policies and procedures for government-provided security support to ensure that the Company continues to meet the applicable legal requirements. The Company is confident that its activities are not in violation of the FCPA.

In addition, the Company has endorsed and follows the joint U.S. State Department – British Foreign Office Voluntary Principles on Human Rights and Security. The Principles specifically provide that financial support for governmental security forces in many cases is appropriate and necessary.

---

In accordance with Rule 14a-8(j), we submit six copies of this letter, including all attachments, and an additional receipt copy. Please return the receipt copy in the enclosed, self-addressed envelope. A copy of this letter, including all attachments, is simultaneously being sent to the Proponent.

If you have any questions regarding this matter, please call me at 504.582.8412.

Very truly yours,

Douglas N. Curault II

DNCII/dkm
Attachments

cc: Walter C. Thompson, Jr., custodian and a trustee of the New York City Employees' Retirement System and New York City Teachers' Retirement System
David B. Lowry, Vice President - Social and Development Programs, Freeport-McMoRan Copper & Gold Inc.

## Exhibit A

**Security matters**

Consistent with the Contract of Work and our duty to protect our employees and property, we have taken appropriate steps to provide a safe and secure working environment. As part of its security program, PT Freeport Indonesia maintains its own internal security department, which performs functions such as protecting company facilities, monitoring the shipment of company goods through the airport and terminal, assisting in traffic control and aiding rescue operations. PT Freeport Indonesia's civilian security employees (currently numbering 678) are unarmed and perform duties consistent with their internal security department role. For 2001, PT Freeport Indonesia's costs for its internal civilian security department totaled $6.8 million, and we estimate that these costs for 2002 will approximate $7.7 million. The security department has received human rights training and each member is required to certify his or her compliance with our human rights policy.

PT Freeport Indonesia, and all businesses and residents of Indonesia, rely on the Indonesian government, through the police and other government authorities, for the provision of public order, upholding the rule of law and the protection of personnel and property. As has been widely reported, the Grasberg mine has been designated by the Indonesian government as one of Indonesia's vital national assets. This designation results in the military playing a significant role in protecting the area of our operations. Since PT Freeport Indonesia began its operations in Papua, the Indonesian military has had a presence in the Contract of Work area to provide law enforcement along with the police and to protect the mining operations area.

Historically, the limited resources of the Indonesian government, and the remote location of and lack of development in Papua, have resulted in PT Freeport Indonesia being requested to provide logistical and infrastructure support for both the civilian government and the military/police. PT Freeport Indonesia's support for the Indonesian government security institutions assigned to the operations area represents a prudent response to its requirements to protect its workforce and property, and reflects the expectations imposed by the Indonesian government on companies doing business in remote areas of Indonesia, such as Papua. In addition, the provision of such support and oversight is consistent with PT Freeport Indonesia's obligations under the Contract of Work, reflects our philosophy of responsible corporate citizenship, and is in keeping with our commitment to pursue practices that will promote human rights, which include our endorsement of the joint U.S. State Department-British Foreign Office Voluntary Principles on Human Rights and Security.

For 2001, PT Freeport Indonesia's support costs for the Indonesian government-provided security, involving approximately 2,300 Indonesian government security personnel currently located in the general area of our operations, was $4.7 million. This supplemental support consists of various infrastructure and other costs, such as food and dining hall costs, housing, fuel, travel, vehicle repairs, allowances to cover incidental and administrative costs, and community assistance programs conducted by the military/police. For 2002, we estimate that PT Freeport Indonesia's costs will approximate $5.6 million. PT Freeport Indonesia's capital costs for associated infrastructure for 2001 was $0.5 million and for 2002 is estimated to be $0.4 million. In addition, over a period of several years prior to 2001, we constructed and provided infrastructure for housing, offices and related facilities.

FREEPORT-MCMORAN
COPPER & GOLD

**Exhibit B**

Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, LA 70112
P.O. Box 51777
New Orleans, LA 70151

David B. Lowry, Ph.D.
Vice President - Social & Community Affairs
Human Rights Compliance Officer
Telephone: 504-582-1803
FAX: 504-582-1847
E-mail: David_Lowry@fmi.com

January 23, 2003

Mr. Patrick Doherty
New York City Employees' Retirement System
& New York City Teachers' Retirement System
Comptroller of the City of New York
1 Centre St., Room 729
New York, New York 10007-2341

Dear Mr. Doherty:

Following our discussion of the stockholder proposal jointly submitted on behalf of the New York City Employees' Retirement System and the New York City Teachers' Retirement System with respect to our social and human rights policy, it is my understanding that your organizations will withdraw the proposal based on our substantial implementation of the proposal as well as our undertaking to provide additional public disclosures with respect to our security program, including the role of the Indonesian military. Please note that we intend to include these additional disclosures in our year-end 2002 report to be filed with the Securities and Exchange Commission. A copy of a draft portion of the 2002 report is enclosed. Because this is not yet publicly available information, we ask that you maintain it in confidence until we publicly file our 2002 report in March.

Also enclosed are (1) a final draft of our letter to the Indonesian Human Rights Commission about human rights conditions in Freeport's Contract of Work area and (2) a 1999 letter to the Indonesian Human Rights Commission about a number of human rights problems that were reported at that time. Freeport, working with the Indonesian Human Rights Commission and the police, helped to resolve most of the issues reported in the 1999 letter.

In order to withdraw our no action request with respect to your proposal, the rules of the Securities and Exchange Commission require that we also submit a letter from your organizations withdrawing the proposal. Accordingly, we have prepared the enclosed withdrawal letter. Upon receipt of this letter, we will submit it to the Securities and Exchange Commission along with a withdrawal of our no action request.

If you have any questions, please do not hesitate to contact me at 504.582.1803.

Very truly yours,

David B. Lowry

DBL/tl

Enclosures

Exhibit C

**EMBASSY OF THE UNITED STATES OF AMERICA**
*Jakarta, Indonesia*

# U.S. EMBASSY PRESS RELEASE

PUBLIC AFFAIRS SECTION

## U.S. Government has "not come to any conclusions" on Timika Case

**January 31, 2003**

The New York Times story alleging that U.S. Government officials have determined that Indonesian soldiers are responsible for the killing of two Americans at Timika last August is not true.

The Indonesian Government has been responsive to our interest in the Timika case. They have asked us to join in their investigation of the murders and the FBI has a team on the ground in Indonesia right now. The investigation is ongoing and we have not come to any conclusions about who is responsible.

We are receiving excellent cooperation from President Megawati, the Indonesian police, and Indonesian military, and want to hear the results of the investigation.

We have urged the Indonesian government -- at the highest levels -- to mount a serious investigation into the Papua killings. Two American citizens were killed and satisfactory resolution of this case -- and justice for those responsible -- is a priority for the Bush Administration.

* * *



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**Exhibit D**

Copyright 2003 The Washington Post
The Washington Post

February 25, 2003, Tuesday, Final Edition

SECTION: A SECTION; Pg. A18

LENGTH: 183 words

HEADLINE: Involvement Of Indonesian Military; Post Corrects Nov. 3 Report on Freeport Mine Ambush

BODY:

The Washington Post has published several reports on an Aug. 31, 2002, ambush near a mine owned by Freeport McMoRan Copper & Gold Inc. in the Indonesian province of Papua. Two Americans and one Indonesian were killed in the ambush, and eight Americans were wounded. Several official investigations have been launched to determine who was responsible for the deadly attack.

In the Nov. 3, 2002 edition, The Post reported the existence of intelligence indicating that "[s]enior Indonesian military officials discussed an operation" against Freeport before the ambush occurred, and that the discussions involved the military's commander in chief, Endriartono Sutarto. Gen. Sutarto has vehemently denied that he or any other top military officers discussed any operation targeting Freeport.

As a result of the general's denial, The Post investigated the matter further. The reporting has revealed no substantiation that Sutarto or other high-ranking Indonesian military officers were involved in any discussion or planning of the attack. The Post regrets publication of this report.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-4531
Fascimile: (212) 815-8522
jtheoba@comptroller.nyc.gov

March 4, 2003

**Via Fax and Express Mail**
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc.; Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write once again on behalf of the New York City Pension Funds (the "Funds") in response to the letter sent yesterday to the Securities and Exchange Commission (the "Commission") by Freeport-McMoRan Copper & Gold Inc. ("Freeport" or the "Company") in connection with the above-referenced matter.

The Funds are submitting this letter to respond briefly to certain points set forth in the Company's letter; this letter, therefore, does not restate the contents of, and should be read in conjunction with, our February 27th letter.

In addition to requesting that the Company amend its Human Rights Policy, the proposal asks for a report to shareholders from the Board of Directors on an important, pressing human rights issue that continues to embroil the Company. The Company's dismissal of reports by reputable news and human rights organizations and its almost hysterical denials of wrongdoing miss the point. Without attributing any blame to the Company, this issue has generated enough media attention and raised enough questions to be a legitimate and serious concern to those who own the Company. Shareholders are entitled to request a more thorough review of management's actions in this area by the Board of Directors (especially the independent directors) and are entitled to a report of the Board's findings. The Funds are legitimately concerned about the impact that this issue could have on the value of their investment and have merely asked for a review and a report that would be made available to all shareholders.

The Company has asserted that the Funds were "disingenuous" with respect to the Company's proposed disclosure regarding its payments to the Indonesian military, a copy of which the Company attached as Exhibit A to its letter. We find this assertion deeply troubling. This draft was given to the Funds in connection with discussions that were being held regarding the possible withdrawal of the proposal. This draft was given with the express request that it be held in confidence since it had not been publicly disclosed. In deference to the Company's request, we did not think it appropriate to discuss the draft and breach the Company's confidences. However, now that the Company has essentially put the document into the public domain, it is obvious to anyone who reads it that it, like the annual Economic, Social and Environmental Report is not responsive to the proposal's request for a review and a report by the Board of Directors. It does not deal at all with the allegations of human rights abuses by the Indonesian military, and what impact, if any, it has on the Company, notwithstanding the fact that the Company does not "direct" the military actions of the Indonesian army.

It is worth mentioning briefly that the Washington Post retraction that the Company makes much of was a retraction of the paper's earlier report that a specific Indonesian army general and other *senior* Indonesian military officers *discussed or planned* the ambush on the Company's employees. The retraction, therefore, does not in *any* way negate the many reports from reputable and credible organizations that Indonesian military members may have carried out the killings and other serious human rights abuses. We believe that the serious allegations reported by the New York Times, Time Magazine, Amnesty International, the United Nations Committee Against Torture and the RFK Memorial Center for Human Rights, among others, represent a legitimate cause for shareholder concern, and that a request that the Board of Directors conduct its own independent examination of this matter and report on such to shareholders is both lawful and appropriate.

Finally, the Company goes to great lengths to break the proposal into six components to bolster it's argument that the proposal has been substantially implemented, since the report sought is the only one component that has not been addressed by the Company. However, the Funds believe that the magnitude of the problems faced by the Company as a result of its ties to the Indonesian military (as evidenced by this most recent tragic attack on the Company's employees) makes the report take on such a significance that the proposal can't be deemed substantially implemented since the issue has not been addressed by the Company to date.

Thank you for the opportunity to respond to this latest submission from the Company.

Very truly yours,

Joyce A. Theobalds
Associate General Counsel

cc: Douglas N. Currault II

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Freeport-McMoRan Copper & Gold Inc.
Incoming letter dated January 3, 2003

The proposal relates to amending Freeport-McMoRan's Social and Human Rights Policy in the manner specified in the proposal, establishing a system of independent monitoring of its compliance to the Policy, reporting credible accusations of human rights violations, and reporting to shareholders on the implementation of the Policy, including information concerning the human rights impacts of Freeport-McMoRan's on-going security relationship with the Indonesian military.

There appears to be some basis for your view that Freeport-McMoRan may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Freeport-McMoRan omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alex Shukhman
Attorney-Advisor